[LOGO OF DIGEX BUSINESS INTERNET]


                                                                  June 11, 1997

Dear Stockholder:

  We are pleased to inform you that DIGEX, Incorporated (the "Company") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Intermedia Communications Inc. ("Intermedia") and its subsidiary Daylight Acquisition Corp. (the "Purchaser"), that provides for the acquisition of the Company by Intermedia. Under the terms of the Merger Agreement, the Purchaser today commenced a tender offer to purchase all of the Company's outstanding common stock at $13.00 per share in cash. Following the successful completion of the tender offer, under the terms of the Merger Agreement, the Purchaser will be merged with the Company and all shares not purchased in the tender offer will receive the same $13.00 in cash in the merger. The acquisition is subject to antitrust approvals and other customary conditions.

  Your Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger and determined that the terms of the tender offer and the merger are fair to, and in the best interest of, the Company and its stockholders. Accordingly, the Board of Directors recommends that stockholders accept the offer and tender all of their shares pursuant to the offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of the Company's financial advisor, Friedman, Billings, Ramsey & Co., Inc., that the $13.00 per share cash consideration to be received by stockholders pursuant to the offer and the merger, taken as a whole, is fair to such stockholders from a financial point of view. In addition, certain stockholders of the Company, including its two founders, have agreed to tender an aggregate of over 50% of the Company's outstanding shares in the tender offer.

  Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

  On behalf of the management and directors of the Company, we thank you for the support you have given to your Company.

                                          Sincerely yours,

                                          /s/ Christopher R. McCleary
                                          Christopher R. McCleary
                                          Chairman of the Board, President
                                          and Chief Executive Officer

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                              Amendment No. 1

                                    to
                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934 and
  Information Pursuant to Section 14(f) of the Securities Exchange Act of 1934

                               ----------------

                              DIGEX, INCORPORATED
                           (Name of Subject Company)

                              DIGEX, INCORPORATED
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  253754 10 5
                     (CUSIP Number of Class of Securities)

                            Christopher R. McCleary
                President, Chairman and Chief Executive Officer
                              Digex, Incorporated
                                One Digex Plaza
                              Beltsville, MD 20705
                                 (301) 847-5000
   (Name, Address and Telephone Number Of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing this Statement)

                               ----------------

                                    Copy to:
                             James F. Rogers, Esq.
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                             Washington, D.C. 20004
                                 (202) 637-2200

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is DIGEX, Incorporated, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One DIGEX Plaza, Beltsville, Maryland 20705. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's Common Stock, par value $0.01 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Schedule 14D-9 relates to the tender offer by Daylight Acquisition Corp., a Delaware corporation (the "Purchaser") and a direct wholly-owned subsidiary of Intermedia Communications Inc. ("Intermedia"), to purchase all of the outstanding Shares at a price of $13.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 1997 and the related Letter of Transmittal (collectively , the "Offer"), filed as exhibits to the Statement on Schedule 14D-1, dated June 11, 1997 (collectively, the "Schedule 14D-1"), filed by the Purchaser and Intermedia with the Securities and Exchange Commission (the "Commission"). The description in this Schedule 14D-9 of any agreement, instrument, document or portion thereof filed as an exhibit to this Schedule 14D-9 is qualified in its entirety by reference to the copy of such agreement, instrument, document or portion thereof filed as such exhibit hereto. According to the Schedule 14D-1, the address of the principal executive offices of the Purchaser and Intermedia is 3625 Queen Palm Drive, Tampa, Florida 33619.

  On June 4, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Purchaser and Intermedia. The Merger Agreement provides, subject to the terms thereof, for the merger (the "Merger") of the Purchaser with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation"). In the Merger, among other things, each Share, other than Shares held in the treasury of the Company or by Intermedia or any subsidiary of Intermedia or the Company and other than Shares, if any, held by stockholders who perfect their appraisal rights under the General Corporation Law of the State of Delaware, will be converted into, exchanged for and represent the right to receive $13.00 in cash, without interest thereon. See "Item 3(b). Identity and Background" for a summary of the Merger Agreement. A copy of the Merger Agreement is filed herewith as an exhibit and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, is set forth above under Item 1.

  (b)(1) Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors and executive officers may result in a conflict of interest between such directors and executive officers and (i) the Company or (ii) Intermedia, the Purchaser, executive officers of directors of Intermedia or the Purchaser or affiliates of Intermedia or the Purchaser. Certain of the Company's directors and executive officers hold Shares and options to purchase common stock of the Company, as described in the Company's Proxy Statement and Notice of Annual Meeting of Stockholders, dated as of April 25, 1997, and incorporated herein by reference. An information statement containing the information required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder is attached hereto as Annex A.

  (b)(2) As described in the Company's Proxy Statement and Notice of Annual Meeting of Stockholders, dated as of April 25, 1997, certain non-employee directors of the Company hold options to purchase Shares. These options vest upon a change of control of the Company. The Merger Agreement provides that if the conditions to the Offer are satisfied and Shares are purchased pursuant thereto, Intermedia will acquire any remaining Shares pursuant to a merger between the Company and the Purchaser. The consummation of the Offer (as well as the consummation of the Merger) would constitute a change of control.

  (b)(3) On June 4, 1997, the Company, Purchaser, and Intermedia entered into the Merger Agreement. In connection with the execution of the Merger Agreement and as required by Intermedia, certain stockholders of the Company (the "Investors") entered into the Stock Purchase Agreement, dated June 4, 1997, pursuant to which each such Investor, severally and jointly, (i) irrevocably agreed to validly tender and sell (and not to withdraw) such Investor's Shares (the "Investor Shares") pursuant to and in accordance with the Offer and (ii) granted Intermedia an option to purchase such Investor's Shares at a price of $13.00 per share (each an "Investor Option" and collectively, the "Investor Options"). The following is a summary of certain provisions of the Merger Agreement and the Stock Purchase Agreement. Such summary is qualified in its entirety by reference to the full text of the Merger Agreement and the Stock Purchase Agreement, which have been filed as exhibits hereto, and which are incorporated herein by reference.

  The Offer. The Merger Agreement provides for the making of the Offer. Without the prior written consent of the Company, Purchaser has agreed that it will not (i) decrease the price per Share payable in the Offer or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) impose additional conditions to the Offer other than those set forth below or (iv) modify the conditions of the Offer (provided that Intermedia or Purchaser in its sole discretion may waive any such conditions). The obligation of Purchaser to consummate the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer will be subject only to the conditions set forth below. The Offer may not be extended for more than 20 days beyond its original scheduled expiration date unless any of the conditions to the Offer have not been satisfied; provided, however, in the event Purchaser desires to extend the Offer beyond July 31, 1997, and the proposed length of the extension is, in the aggregate, more than three days, the Company will have the right to consent to such longer extension. Intermedia has agreed to cause Purchaser to, and Purchaser has agreed to use its reasonable best efforts to, consummate the Offer as soon as legally permissible, subject to satisfaction of the conditions to the Offer and its right to extend for 20 additional days as provided above.

  Board Representation. The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer or the Stock Purchase Agreement, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board of Directors of the Company equal to the product of the number of directors on the Board of Directors of the Company (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected or designated as directors of the Company, including increasing the size of the Board of Directors of the Company or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the earlier of (i) the time Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis and (ii) the consummation of the Merger (the "Effective Time"), the Company will use its reasonable best efforts to ensure that all the members of the Board of Directors of the Company and each committee thereof as of June 4, 1997 who are not employees of the Company will remain members of the Board of Directors and of such committees. The Company will also use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the entire Board of Directors of the Company to be on each committee of the Board of Directors of the Company. The Company's obligations to appoint designees to its Board of Directors shall be subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). At the request of Purchaser and subject to applicable law, the Company has agreed to take all action necessary to effect any such election or appointment of Purchaser's designees, including mailing to its stockholders the information required by
Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder. Purchaser and Intermedia are obligated to supply to the Company all information with respect to themselves and their officers, directors and affiliates required by such Section and Rule.

  The Merger. The Merger Agreement provides that upon the terms and subject to the conditions of the Merger Agreement, and in accordance with relevant law, Purchaser shall be merged with and into the Company as soon as practicable following the satisfaction or waiver, if permissible, of the conditions to the Merger. The Company shall be the Surviving Corporation and shall continue its existence under the laws of the State of Delaware. The Certificate of Incorporation of the Company shall be the Certificate of Incorporation of the Surviving Corporation, provided that such Certificate of Incorporation shall be amended in its entirety to read as Purchaser's Certificate of Incorporation (except the name of the Surviving Corporation shall be "DIGEX, Incorporated"). The By-Laws of the Purchaser in effect immediately prior to the Effective Time will be the By-Laws of the Surviving Corporation. The Directors of Purchaser immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected and qualified. Upon consummation of the Merger, each share of the common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation, which will thereupon become a direct wholly owned subsidiary of Intermedia. The parties to the Merger Agreement shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger, as required by the DGCL. The Merger will become effective upon such filing or at such time thereafter as is provided under applicable law.

  Consideration to be Paid in the Merger. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Purchaser, Intermedia or any subsidiary of Purchaser or Intermedia or in the treasury of the Company, all of which shall be canceled, and other than Shares held by stockholders who have properly exercised their right(s) of appraisal), by virtue of the Merger and without any action on the part of the holder thereof, shall be converted into, exchanged for and represent the right to receive in cash an amount per Share equal to the price per Share paid in the Offer, without interest.

  Company Stock Options and Warrants. At the Effective Time, all options and warrants then outstanding under the Company's 1995 Incentive Stock Option Plan and the 1996 Equity Participation Plan (collectively, the "Company Stock Option Plans") will be assumed by Intermedia in such manner that Intermedia is a corporation "assuming a stock option in a transaction to which Section 424(a) applies" within the meaning of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code"). The options and warrants assumed by Intermedia as provided above will be exercisable upon the same terms and conditions as under the Company Stock Option Plans and the option agreements and warrants issued thereunder, except that each such option or warrant (i) will be exercisable for that number of shares of Intermedia's common stock equal to the product of (A) the number of shares of the Company's common stock subject to such option or warrant immediately prior to the Effective Time multiplied by (B) a fraction, the numerator of which will be $13.00 and the denominator of which will be $27 1/8 (with any fractional share of Intermedia's common stock being disregarded) and (ii) the exercise price per share of Intermedia's common stock will equal the exercise price per share of the Company's common stock theretofore in effect multiplied by a fraction, the numerator of which will be $27 1/8 and the denominator of which will be $13.00. From and after the Effective Time, no additional options or warrants will be granted under the Company Stock Option Plans. In connection with the assumption of the options outstanding under the Company Stock Option Plans, Intermedia will use its best efforts to effect such assumption in such a manner as to not affect the incentive stock option status of those options which are intended to be incentive stock options at the Effective Time. The Company has agreed not to accelerate, or take any action which would cause the acceleration of, the vesting of any of the options outstanding under the Company Stock Option Plans by reason of the Offer or the Merger. On June 4, 1997, Intermedia consented to the grant by the Company of options to purchase up to 200,000 Shares at an exercise price of $3.00 per Share to certain senior officers of the Company.

  Stockholder Meeting. The Merger Agreement provides that, if required by applicable law in order to consummate the Merger, the Company will, as soon as practicable following consummation of the Offer, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby. The Merger Agreement also provides that the Company will (i) include in the proxy statement related to such stockholders meeting the unanimous recommendation of the Board of Directors of the Company that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby and (ii) use its reasonable best efforts to secure such approval and adoption. Intermedia and Purchaser have each agreed under the Merger Agreement that, at such stockholder meeting, all of the Shares then owned by Intermedia or Purchaser or any of their affiliates will be voted in favor of the Merger.

  If Purchaser or Intermedia acquires at least 90% of the outstanding Shares, the Merger may be effected without a meeting of the stockholders in accordance with the "short-form" merger provisions of Section 253 of the DGCL.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to corporate existence and good standing, capital structure, subsidiaries, corporate authorization, absence of changes, Commission filings, consents and approvals, no violations of other agreements, investment banking fees, employee benefits, labor relations, litigation, taxes, compliance with applicable laws, intellectual property, real property, insurance, material contracts, related party transactions, liens and other matters.

  Purchaser and Intermedia have also made certain representations and warranties with respect to corporate existence and good standing, corporate authorization, Commission filings relating to the Offer and the Merger, consents and approvals, no violations of other agreements, solvency and other matters.

  Conduct of Business and Other Covenants Pending the Merger. The Company has agreed that, except with the prior written consent of Intermedia and Purchaser, during the period from the date of the Merger Agreement to the Effective Time, the Company will carry on its business in, and only in, the ordinary and usual course in the same manner as previously conducted and, to the extent consistent with such business, the Company will use all reasonable efforts to preserve intact its current business organization, to keep available the services of its current officers and employees and to preserve the goodwill of, and maintain satisfactory relationships with, customers, suppliers and others having business dealings with the Company. The Company has agreed to promptly advise Intermedia and Purchaser in writing of the occurrence of any event which will or may result in the failure to satisfy the conditions to the Offer or the Merger.

  In addition, except with the prior written consent of Intermedia and Purchaser, prior to the time specified in the first sentence in the preceding paragraph, the Company has agreed that it will: (i) not amend its Certificate of Incorporation or By-Laws; (ii) maintain all of its material structures, equipment and other tangible personal property in good repair, order and condition, except for depletion, depreciation, ordinary wear and tear and damage by unavoidable casualty; (iii) keep in full force and effect insurance comparable in amount and scope of coverage to insurance currently carried by it; (iv) perform in all material respects all of its obligations under agreements, contracts and instruments relating to or affecting its properties, assets and business; (v) maintain its books of account and records in the usual, regular and ordinary manner; (vi) comply in all material respects with all statutes, laws, ordinances, rules and regulations applicable to it and to the conduct of its business; (vii) not enter into, assume or amend in any material respect any material agreement, contract or commitment of the Company, except, in certain cases, in the ordinary course of business consistent with past practice; (viii) not enter into any additional contracts or agreements for network capacity or local transport services which are not terminable by the Company, without penalty or other adverse consequence, on not more than 60 days notice; (ix) not enter into any additional customer contracts or agreements containing rates which are materially different from the rates charged by the Company to current customers of similar creditworthiness, ordering similar amounts of services and over a similar term; (x) not merge or consolidate with, or agree to merge or consolidate with, or purchase substantially all the assets of, or otherwise acquire any business of any corporation, partnership, association or other business organization or division thereof; (xi) not purchase for cash and cancel any options outstanding under the Company Stock Option Plans or otherwise amend such Company Stock Option Plans; (xii) promptly advise Intermedia and Purchaser in writing of any materially adverse change in the consolidated financial condition, operations or business of the Company; (xiii) not declare or pay dividends (cash or otherwise) or make any distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its outstanding capital stock; (xiv) not effect any stock split or other reclassification; (xv) not authorize the creation or issuance of or issue, sell or dispose of, or create any obligation to issue, sell or dispose of, any shares of its capital stock or any securities or obligations convertible into or exchangeable for, any shares of its capital stock (other than pursuant to stock options or warrants heretofore outstanding); (xvi) not issue any press releases without first consulting with Intermedia regarding any such press release; (xvii) not create, incur, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice under agreements existing on the date of the Merger Agreement and identified in writing to Intermedia and Purchaser; and (xviii) not enter into any agreement or understanding to do or engage in any of the foregoing.

  No Solicitation. The Company has agreed that it will not, directly or indirectly, through any officer, director, agent or otherwise (a) solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) any portion of the assets of, or any equity interest in, the Company or any business combination (other than private network agreements entered into by the Company in the ordinary course of business) with the Company (a "Company takeover proposal") or (b) except to the extent required by fiduciary obligations under applicable law as advised in writing by independent counsel, participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. The Company must notify Intermedia promptly of any Company takeover proposal or any inquiry or contact with any person with respect thereto, that is made and must, in any such notice to Intermedia, indicate in reasonable detail the identity of the person making such Company takeover proposal or related inquiry or contact and the terms and conditions of such Company takeover proposal or related inquiry or contact. In addition, the Company may not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party.

  Fees and Expenses. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, except that (i) the Company will be required to pay a termination payment and reimburse certain expenses of Intermedia and Purchaser to Intermedia under certain circumstances described in "Termination Payment" below and (ii) Intermedia and the Company have agreed to share evenly any filing fees required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act").

  Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, prior to the proposed Effective Time, of the following conditions:
(i) unless the Merger is consummated pursuant to the "short-form" merger provisions of Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), the Merger and the Merger Agreement shall have been validly approved and adopted by the affirmative votes of the holders of a majority of the outstanding Shares; (ii) all permits, approvals and consents of any governmental or regulatory authority or any other third party necessary or appropriate for consummation of the Merger shall have been obtained, other than consents the failure to obtain which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or a material adverse effect on the consummation of the transactions contemplated by the Merger Agreement; (iii) Purchaser or a permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Intermedia and Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer; (iv) no preliminary or permanent injunction or other order of a court or governmental or regulatory authority shall have been issued and be in effect, and no United States federal or state statute, rule or regulation shall have been enacted or promulgated after the date hereof and be in effect, that (A) prohibits the consummation of the Merger or (B) imposes material limitations on the ability of Intermedia to exercise full rights of ownership of the Company's assets or business; (v) there shall not be any action or proceeding commenced by or before any governmental or regulatory authority in the United States, or threatened by any governmental or regulatory authority in the United States, that challenges the consummation of the Merger or seeks to impose material limitations on the ability of Intermedia to exercise full rights of ownership of the Company's assets or business, other than any such action or proceeding commenced by a stockholder or stockholders of Intermedia or the Company, either derivatively on behalf of Intermedia or the Company, respectively, or on behalf of such stockholder or stockholders, alleging that the directors or officers of Intermedia or the Company, respectively, have breached their fiduciary duties to stockholders under Delaware law or Intermedia or the Company has failed to make disclosures required to be made under applicable state or federal securities laws, in each case in connection with the transactions contemplated by the Merger Agreement, or making any similar claim; and (vi) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

  Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the condition that there being validly tendered and not withdrawn at the expiration of the Offer a majority of the then outstanding Shares on a fully-diluted basis (including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights) (the "Minimum Condition") shall not have been satisfied,
(ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, or (iii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

   1. there shall have been instituted or be pending any action or proceeding before any court or governmental, administrative or regulatory authority or agency, domestic or foreign, (i) that would reasonably be expected to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, any Shares by Intermedia, Purchaser or any other affiliate of Intermedia, the purchase of Shares pursuant to the Stock Purchase Agreement, or the consummation of any other transaction contemplated by the Merger Agreement, or that would reasonably be expected to result in material damages in connection with any transaction contemplated by the Merger Agreement, (ii) that would reasonably be expected to prohibit or limit materially the ownership or operation by the Company, Intermedia or any of their subsidiaries of all or any material portion of the business or assets of the Company, or to compel the Company, Intermedia or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Intermedia or any of their subsidiaries, as a result of the transactions contemplated by the Merger Agreement, (iii) that would reasonably be expected to impose or confirm limitations on the ability of Intermedia, Purchaser or any other affiliate of Intermedia to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer, the Stock Purchase Agreement or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby,
      (iv) that would reasonably be expected to require divestiture by Intermedia, Purchaser or any other affiliate of Intermedia of any Shares, or (v) which otherwise is a Material Adverse Change (as defined below);

   2. there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Intermedia, the Company or any subsidiary or affiliate of Intermedia or the Company or (ii) any transaction contemplated by the Merger Agreement, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer, the Stock Purchase Agreement or the Merger, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (1) above;

   3. there shall have occurred any change, condition, event or development that is a Material Adverse Change. "Material Adverse Change" means any change or effect that, individually or in the aggregate with all other changes or effects, is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company, except for changes or effects that result primarily from the Offer, the contemplated Merger or the contemplated control of the Company by Intermedia, including any action or inaction by any employee (other than a senior executive officer or director) of the Company or any other third party primarily due to the Offer, the contemplated Merger or the contemplated control of the Company by Intermedia;

   4. there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the Nasdaq Stock Market for more than one trading day, (ii) any decline, measured from June 4, 1997, in the Standard & Poor's 500 Index by an amount in excess of 25%, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any direct material limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on the extension of credit by banks or other lending institutions, (v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening thereof;

   5. (i) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 30% or more of the then outstanding Shares has been acquired by any person other than Intermedia or any of its affiliates or other than those persons executing the Stock Purchase Agreement or (ii) (A) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Intermedia or Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger, (B) any corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company or (C) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

   6. any representation or warranty of the Company in the Merger Agreement which is qualified as to materiality shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement (other than representations or warranties made as of a specific date, which shall only be made as of such date); provided, that for purposes of this condition, the term "Material Adverse Change" is substituted for the term "Material Adverse Effect" in all representations and warranties containing such term which are deemed to be made after the date of the Merger Agreement by virtue of this paragraph, and the Company shall not have delivered to Intermedia a certificate of the Company to such effect signed by a duly authorized officer thereof and dated as of the date on which Intermedia first accepts Shares for payment;

   7. the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement and, in the case of failures to perform any agreement or covenant of the Company pursuant to Sections 5.1 (b),
       (c), (d) and (f) of the Merger Agreement, such failure to perform would reasonably be expected to have a Material Adverse Change;

   8. the Merger Agreement shall have been terminated in accordance with its terms;

   9. Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

  10. any holder of options to purchase shares of the Company's common stock (other than Clyde Heintzelman) whose options vest on a change of control shall have failed to waive the vesting of such options upon a change of control of the Company;

which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Intermedia or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

  The foregoing conditions are for the sole benefit of Purchaser, Intermedia and their respective subsidiaries and affiliates, and may be asserted by Purchaser or Intermedia regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Intermedia in whole or in part at any time and from time to time in their sole discretion subject to the terms and conditions of the Merger Agreement. The failure by Intermedia or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Purchaser concerning the events described in this paragraph entitled "Conditions to the Offer" will be final and binding on all parties.

  In addition, the Company agreed that prior to the consummation of the Offer by Purchaser (and as a condition thereto), the Company will, if Intermedia makes available an Intermedia Loan (as defined below), repay all indebtedness of the Company other than vendor indebtedness, it being expressly understood that if Intermedia does not make available to the Company an Intermedia Loan, then the repayment of such indebtedness will not be a condition to the consummation of the Offer. To the extent requested by the Company, Intermedia will make a loan to the Company in principal amount sufficient to pay in full (including principal, accrued interest, fees, penalties and other charges) all indebtedness required to be repaid by the Company pursuant to the preceding sentence (an "Intermedia Loan"). The Intermedia Loan will (i) have a maturity of 180 days, (ii) bear interest at a rate to be negotiated in good faith by the parties taking into account the interest rate that could be obtained by the Company on any bank or other financial institution financing and (iii) have such other terms as shall be mutually agreed to by the Company and Intermedia, acting in good faith and a commercially reasonably manner.

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the
Company: (i) by consent of the Boards of Directors of the Company, Intermedia and Purchaser, except that in the case of termination after the consummation of the Offer, the termination must be consented to by a majority of the independent directors of the Company; (ii) by Intermedia and Purchaser upon notice to the Company if any material default under or material breach of any covenant or agreement in the Merger Agreement by the Company shall have occurred and shall not have been cured within ten days after receipt of such notice, or any representation or warranty contained in the Merger Agreement on the part of the Company shall not have been true and correct in any material respect at and as of the date made; (iii) by the Company upon notice to Intermedia and Purchaser if any material default under or material breach of any covenant or agreement in the Merger Agreement by Intermedia or Purchaser shall have occurred and shall not have been cured within ten days after receipt of such notice, or any representation or warranty contained in the Merger Agreement on the part of Intermedia or Purchaser shall not have been true and correct in any material respect at and as of the date made; (iv) by Intermedia and Purchaser, on the one hand, or the Company, on the other, upon notice to the other if the Merger shall not have become effective on or before October 31, 1997, unless such date is extended by the consent of the Boards of Directors of the Company, Intermedia and Purchaser evidenced by appropriate resolutions; provided, however, that the right to terminate the Merger Agreement under this provision is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (v) by Intermedia if due solely to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer, Purchaser shall have (A) failed to commence the Offer within 60 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Intermedia or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Intermedia or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement; (vi) by the Company, upon approval of the Board of Directors of the Company, if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions to the Offer, Purchaser shall have (A) failed to commence the Offer within 60 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; (vii) by any of Intermedia, Purchaser and the Company if the approval of the stockholders of the Company required for consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof; (viii) by Intermedia or Purchaser if the Company breaches the provisions of the Merger Agreement relating to solicitation of other offers (as described above); or (ix) by Intermedia or Purchaser if, at any time, the Company shall have withdrawn or modified in any manner adverse to Intermedia or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger.

  Effect of Termination. In the event of the termination of the Merger Agreement as provided above, the provisions of the Merger Agreement (other than the provisions relating to confidentiality, expenses, and the termination payment) will become void and have no effect, with no liability on the part of any party thereto or its stockholders or directors or officers in respect thereof, except with respect to the termination payment, provided that nothing contained in the Merger Agreement will be deemed to relieve any party of any liability it may have to any other party with respect to a willful breach of its obligations under the Merger Agreement.

  Termination Payment. The Company agreed to pay to Intermedia the sum of $3,794,135 plus all reasonably documented out-of-pocket expenses (including, but not limited to, the reasonable fees and expenses of counsel and its other advisers) of Intermedia and Purchaser incurred in connection with the transactions contemplated by the Merger Agreement (including the preparation and negotiation of the Merger Agreement) ("Intermedia Expenses") promptly after, but in no event later than two days following, whichever of the following first occurs: (i) Intermedia or Purchaser shall have exercised its right to terminate the Merger Agreement pursuant to the provisions described in clauses (ii), (vii), (viii) and (ix) of the paragraph above entitled "Termination"; (ii) Intermedia or Purchaser shall have exercised its right to terminate the Merger Agreement pursuant to clause (v) of the paragraph above entitled "Termination", but only because of the failure of one or more of the conditions specified in clauses 3, 5, 6, 7 or 10 of the paragraph above entitled "Conditions to the Offer"; (iii) the Company shall have exercised its right to terminate the Merger Agreement pursuant to clause (vii) of the paragraph above entitled "Termination"; or (iv) any person or group, other than Intermedia or an affiliate thereof, shall have acquired at least 50% of the outstanding Shares. The Company is not obligated to make such termination payment if at the time such payment becomes due Intermedia or Purchaser is in material breach of its obligations under the Merger Agreement.

  Compliance with Conditions Precedent, etc. Intermedia, Purchaser and the Company each agreed to use commercially reasonable efforts to cause the conditions precedent to the Offer and the Merger to be fulfilled and, subject to the terms and conditions in the Merger Agreement, to take, or cause to be taken, all action, and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement and the Merger, including without limitation, to lift any injunction or remove any other impediment to the consummation of such transactions or the Merger.

  Access and Information. The Company agreed to give to Intermedia and Purchaser and their representatives reasonable access during normal business hours to the personnel, properties, books, records, contracts and commitments of the Company and to furnish all such information and documents relating to the properties and business of the Company as Intermedia and Purchaser may reasonably request.

  Public Announcements. Intermedia and the Company agreed to consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or any transaction contemplated therein and not to issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the NASDAQ National Market System to which Intermedia or the Company is a party.

  Indebtedness of the Company. The Company agreed that prior to the consummation of the Offer by Purchaser (and as a condition thereto), the Company will, if Intermedia makes available an Intermedia Loan, repay all indebtedness of the Company other than vendor indebtedness, it being expressly understood that if Intermedia does not make available to the Company an Intermedia Loan, then the repayment of such indebtedness will not be a condition to the consummation of the Offer. To the extent requested by the Company, Intermedia will make an Intermedia Loan to the Company in principal amount sufficient to pay in full (including principal, accrued interest, fees, penalties and other charges) all indebtedness required to be repaid by Company pursuant to the preceding sentence. The Intermedia Loan will (i) have a maturity of 180 days, (ii) bear interest at a rate to be negotiated in good faith by the parties taking into account the interest rate that could be obtained by the Company on any bank or other financial institution financing and (iii) have such other terms as shall be mutually agreed to by the Company and Intermedia, acting in good faith and in a commercially reasonably manner.

  Non-Survival of Representations, Warranties and Agreements. No representations, warranties or agreements in the Merger Agreement or in any instrument delivered by Intermedia, Purchaser or Company pursuant to the Merger Agreement will survive the Merger.

  Parties in Interest. Nothing in the Merger Agreement is intended to confer upon any person, other than the parties thereto, any rights or remedies.

  Timing. Although Intermedia, Purchaser and the Company have agreed to use all reasonable efforts to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, there can be no assurance that the Merger will be consummated or as to the timing of the Merger because the Merger is subject to certain conditions as described above. Purchaser and its affiliates reserve the right to acquire, to the extent permitted by applicable law and except as prohibited by the Merger Agreement, following the consummation or termination of the Offer, additional Shares through open market purchases, privately negotiated transactions, or otherwise, upon such terms and at such prices as they shall determine, which may be more or less than the price to be paid pursuant to the Offer and the Merger.

  Delaware Law. The Board of Directors of the Company has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer, the Stock Purchase Agreement and the Merger. Accordingly, the restrictions of Section 203 of the DGCL do not apply to the transactions contemplated by the Offer, the Stock Purchase Agreement and the Merger Agreement. Section 203 of the DGCL prevents an "interested stockholder" (generally, a stockholder owning or having the right to acquire 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which such stockholder became an interested stockholder unless (i) prior to such time, the corporation's Board of Directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation's Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. As described above, Section 203 of the DGCL does not apply to the Offer, the Stock Purchase Agreement or the Merger because the Company's Board of Directors properly approved, among other things, the Offer, the Stock Purchase Agreement and the Merger.

  Appraisal Rights. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares may have certain rights under Section 262 of the DGCL to demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

  If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses such stockholder's right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw such stockholder's demand for appraisal by delivery to Purchaser of a written withdrawal of such stockholder's demand for appraisal and acceptance of the Merger.

  Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

  Stock Purchase Agreement

  Immediately after the execution of the Merger Agreement and as required by Intermedia and Purchaser, certain stockholders of the Company and Intermedia executed the Stock Purchase Agreement. The following is a summary of certain provisions of the Stock Purchase Agreement. Such summary is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which has been filed as an exhibit hereto, and which is incorporated herein by reference.

  Tender of Shares. Each of the Investors has irrevocably agreed to validly tender and sell (and not withdraw), pursuant to and in accordance with the terms of the Offer, all of such Investor's Investor Shares (provided, that the consideration in the Offer must be in cash and in an amount equal to $13.00 per Share). The Investors own an aggregate of 5,877,582 Shares, constituting approximately 50.3% of the currently outstanding Shares (approximately 38.3% of the outstanding Shares on a fully diluted basis). UPON CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE STOCK PURCHASE AGREEMENT, INTERMEDIA AND PURCHASER, BY VIRTUE OF THE ACQUISITION OF APPROXIMATELY 50.3% OF THE OUTSTANDING SHARES, WILL OWN A NUMBER OF SHARES SUFFICIENT, EVEN IF NO OTHER SHARES ARE TENDERED INTO THE OFFER, TO CAUSE THE MERGER TO OCCUR WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER HOLDER OF SHARES, IF NO OTHER SHARES ARE ISSUED BY THE COMPANY.

  Voting of Shares. At any meeting of the stockholders of the Company, or in any consent in lieu of such a meeting from the date of the Stock Purchase Agreement, until the first to occur of (i) the Effective Time, (ii) the termination of the Stock Purchase Agreement by Intermedia or (iii) the termination of the Merger Agreement in accordance with its terms (the "Termination Date"), each of the Investors has agreed to vote (or cause to be voted) all of its Investor Shares in favor of the consummation of the transactions contemplated by the Merger Agreement, against any transactions inconsistent therewith, and as otherwise reasonably requested by Purchaser in order to carry out the purposes of the Merger Agreement.

  Investor Option. To induce Intermedia and Purchaser to enter into the Merger Agreement, each of the Investors has granted Intermedia an Investor Option to purchase its Investor Shares at $13.00 per Investor Share. Intermedia may assign to any subsidiary or affiliate of Intermedia (including Purchaser) the right to exercise the Investor Options. Each Investor Option may be exercised individually from each Investor, in whole or in part, at any time and from time to time, on or after June 4, 1997 and prior to the Termination Date.

  Irrevocable Proxy. Each Investor has irrevocably appointed Intermedia, until the Termination Date, as its attorney and proxy pursuant to the provisions of
Section 212 of the DGCL, with full power of substitution, to vote and take other actions (by written consent or otherwise) in favor of the consummation of the transactions contemplated by the Merger Agreement, against any transactions inconsistent therewith, and as otherwise reasonably required in order to carry out the purposes of the Merger Agreement, with respect to the Investor Shares (and all other securities issued to such Investor in respect of the Investor Shares) which each Investor is entitled to vote at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or in respect of any consent in lieu of any such meeting or otherwise. This proxy and power of attorney is irrevocable and coupled with an interest in favor of Intermedia. Each Investor revoked all other proxies and powers of attorney with respect to the Investor Shares (and all other securities issued to such Investor in respect of the Investor Shares) which it may have heretofore appointed or granted. No subsequent proxy or power of attorney may be given or written consent executed (and if given or executed, will not be effective) by the Investors with respect thereto.

  Restrictions on Transfer. Each Investor agreed that, until the expiration of the Investor Options, except as contemplated by the Stock Purchase Agreement, such Investor will not, and will not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on such Investor's voting rights, charge or other encumbrance of any nature whatsoever with respect to the Investor Shares.

  No Solicitation. Each Investor agreed not to, directly or indirectly, through any agent or representative or otherwise, (i) solicit, initiate or encourage the submission of any proposal or offer from any individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange
Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government (collectively, other than Parent and any affiliate of Parent, a "Person") relating to (A) any acquisition or purchase of all or any of the Investor Shares or (B) any acquisition or purchase of all or any portion of the assets of, or any equity interest in, the Company or any subsidiary of the Company or any business combination with the Company or any subsidiary of the Company or (ii) participate in any negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate or facilitate or encourage, any effort or attempt by any Person to do or seek any of the foregoing. Each Investor also agreed to notify Parent promptly if any such proposal or offer, or any inquiry or contact with any Person with respect thereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors.

  At a meeting of the Board of Directors on June 4, 1997, both the independent directors of the Board and the full Board unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and Merger are fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Board of Directors of the Company unanimously recommends that stockholders accept the Offer and tender their shares pursuant thereto. A letter to the Company's stockholders from the Company's Chairman of the Board, President, and Chief Executive Officer, dated June 11, 1997, which includes the Board's recommendation to stockholders, is attached as an exhibit hereto and is incorporated herein by reference.

  (b)(i) Background

  Over the course of the last several months, the Company has been approached by a variety of other companies about possible business transactions ranging from strategic partnerships and teaming arrangements to equity transactions. As discussed below, some of these contacts, including the original contact with Intermedia, arose out of customer-vendor relationships. Several were presented by investment banking firms acting on behalf of the Company, as these firms contacted a number of parties, including regional Bell operating companies, other local exchange carriers, competitive local exchange carriers, long distance companies, and other strategic industry players, to determine the level of interest in pursuing a transaction with the Company. Although some of the prospects contacted by these firms expressed a willingness to discuss possible transactions, none did so on terms that the Company viewed as desirable. Ultimately, in light of the events described below, the Company decided to terminate its engagement of the investment banking firms which had initially been making these contacts.

  Simultaneously with the efforts described above, the Company's general discussions with a few of its customers evolved into broader discussions of possible strategic combinations with, or investments in, the Company. In particular, in the second quarter of 1997, the Company's negotiations with a division of a Regional Bell Operating Company concerning a strategic customer-supplier relationship developed into discussions about a possible investment in, or purchase of, the Company. Due in part to the regulatory constraints facing the Regional Bell Operating Companies generally and due in part to business concerns, these discussions never ripened into an offer.

  Similarly, the Company's discussions with Intermedia began in late 1996 as general negotiations regarding the Company becoming a customer of Intermedia. The Company, as a provider of Internet services, requires certain telecommunications services underlying the services the Company provides to its customers. Since the Company's telecommunication needs were in Intermedia's service territory, Intermedia was in a position to offer the Company telecommunications services at competitive rates.

  In July 1996, the Company began using Intermedia's collocation services through purchases from a third-party vendor. In August 1996, the Company began using Intermedia's dedicated access services, also through purchases from a third-party vendor. Representatives of Intermedia and the Company discussed the kinds of services Intermedia could provide directly to the Company. During the course of these discussions and based on the Company's stated requirements, Intermedia established a sales team which focused on offering equipment collocation services and dedicated access services to the Company. The Company began using Intermedia's services through purchases directly from Intermedia in late 1996. In 1996, Intermedia invoiced the Company an aggregate of $16,572 for such services. The Company continues to use Intermedia's collocation and dedicated access services, with invoices from Intermedia for services provided directly by it being $2,238 for May 1997, and aggregate invoices from January 1 through May 31, 1997 totalling $47,628. All rates charges by Intermedia to the Company were, and continue to be, at the prevailing market rates that Intermedia would charge to a similar customer with similar term and volume requirements.

  The first contact between Intermedia and the Company regarding a possible business combination was arranged by Benji Diesbach, a consultant to the Bass Group who was familiar with management of both companies. Mr. Diesbach suggested that David C. Ruberg, Chairman, President and Chief Executive Officer of Intermedia, meet with Christopher R. McCleary, Chairman, President and Chief Executive Officer of the Company, in order to discuss potential business opportunities for the two companies. Mr. Diesbach is not entitled to a fee in this transaction.

  Mr. Ruberg met with Mr. McCleary at Intermedia's corporate headquarters on February 18, 1997. At this meeting, Mr. Ruberg indicated that Intermedia would like to commence discussions about a possible business combination. Mr. McCleary indicated to Mr. Ruberg that the Company had received indications of interest in the past which the Company believed were inadequate. Mr. McCleary did indicate, however, that if Intermedia were prepared to pay a fair price for the Company, he would be interested in furthering such discussions. Mr. Ruberg, Mr. McCleary, and Earl Galleher, the Vice President and President -- Web Site Management Group of the Company, then met at the Company's corporate headquarters on March 1, 1997. At this meeting, Mr. Ruberg toured the Company's facilities. Mr. Ruberg and Mr. McCleary agreed that Robert M. Manning, Senior Vice President and Chief Financial Officer of Intermedia, would call Mr. McCleary by telephone to begin the process of exploring the possibility of a business combination.

  Mr. Manning contacted Mr. McCleary by telephone during the week of March 24, 1997. Mr. Manning and Mr. McCleary agreed that Intermedia and the Company should exchange confidentiality agreements, which were completed and executed by Intermedia and the Company on March 27, 1997. Shortly after the execution of such confidentiality agreements, the Company and Intermedia began a substantial exchange of information and documents, which continued throughout the months of April and May.

  On March 26, 1997, the Board of Directors of the Company held a Board meeting via telephone conference call, during which Mr. McCleary informed the Board of the status of the discussions with Intermedia, and the Board authorized Mr. McCleary, on behalf of the Company, to enter into an engagement letter with Friedman, Billings, Ramsey & Co., Inc. (the "Financial Advisor"), to act as a financial advisor to the Company in connection with possible transactions involving a sale of the Company to specific parties, including Intermedia, or possible investments in the Company. The Company and the Financial Advisor entered into such engagement letter on March 31, 1997.

  Shortly after the exchange of documents commenced, Mr. Manning and Mr. McCleary agreed that detailed due diligence visits would be required. On April 1, 1997, representatives of Intermedia, including financial advisors visited with the Company's senior management and representatives of the Financial Advisor at the Company's corporate headquarters to review the business plans of the Company and the Company's historical financial results, as well as all aspects of the Company's business.

  Mr. Manning and Mr. McCleary again met at the offices of Mr. McCleary on April 16, 1997 to discuss a possible business combination, including the broad terms of a potential transaction. Mr. Manning and Mr. McCleary also discussed the form of consideration, whether in cash or in securities, the various stockholder constituencies of the Company would prefer. Mr. Manning and Mr. McCleary decided to establish a price range per Share before determining the structure of a business combination. In addition, Mr. Manning indicated that because it was Intermedia's intent to retain existing senior management to manage the Company as a separate business division of Intermedia, Intermedia would not be interested in pursuing discussions unless Mr. McCleary and other members of the Company's senior management would be fully supportive of any business combination.

  Several additional telephone conversations were held during the month of April among the various members of senior management of both companies to evaluate the business of the Company and to allow Intermedia to form a preliminary valuation of the price per Share Intermedia would be willing to pay.

  Mr. Manning and Mr. McCleary then agreed that the Company should evaluate Intermedia as a potential acquiror, especially with the view towards determining the value of Intermedia common stock in the event that capital stock of Intermedia was to be used as consideration in a transaction. Meetings were held at the corporate headquarters of Intermedia on April 28, 1997, where certain members of senior management of Intermedia and the Company, together with their financial advisors, exchanged information, discussed the business of a combined company and discussed synergies and cost savings that could be achieved by combining both companies. During these meetings, senior executives of Intermedia presented information about the nature of Intermedia's business, business philosophy, strategies and long term plans. In addition, such executives explained their view of the advantages of business combination with the Company and discussed how the combined businesses might be operated. Senior executives of the Company then presented similar information to Intermedia. The meetings concluded with a conversation among Mr. Ruberg, Mr. Manning, Mr. McCleary and Mr. William F. Earthman III, a director of the Company, that a business combination could be in the best interests of both companies and their stockholders, provided that an appropriate price per Share was paid. Mr. Manning and Mr. McCleary then continued the discussions, focusing on the possible principal concerns of the Company's stockholders in considering a sale of the Company. Mr. Manning indicated to Mr. McCleary that the price range for a possible business combination was between $8.50 per Share and $10.50 per Share, but that, with more information and with a better understanding of the future potential of the business of the Company, a higher price could be possible.

  On April 29, 1997, the Executive Committee of the Board of Directors of the Company (Mr. McCleary, Mr. Frank A. Adams, and Mr. Earthman) held a conference call to discuss the status of the negotiations with Intermedia.

  On April 30, 1997, Mr. McCleary delivered a letter to Mr. Ruberg indicating Mr. McCleary's belief that Intermedia and the Company should continue to pursue a possible business combination and that a price per Share of $13.00, payable all in stock, would be acceptable to the Company's venture investors, founders, and employees. Mr. McCleary also indicated in the letter his belief that such a price would reflect a preemptive transaction valuation obviating the need for a protracted negotiation on the subject of breakup in the event of a competing offer.

  Mr. Ruberg then telephoned Mr. McCleary, and they agreed that the price range under discussion for a business combination was between $10.50 per Share and $13.00 per Share.

  Mr. Manning contacted Mr. McCleary during the week of May 1, 1997 to arrange a series of follow up due diligence sessions. Mr. Manning and Mr. McCleary agreed that two days of comprehensive meetings would be held among the members of the senior management of both companies and would include key functional groups of both Intermedia and the Company such as finance, accounting, MIS, network operations, engineering, strategic planning, sales and marketing. On May 7, 1997, the Board of Directors of the Company held a telephone conference call to discuss the negotiations with Intermedia. The meetings between Intermedia and the Company occurred on May 8 and 9, 1997, with certain meetings being held at the offices of Latham & Watkins, counsel to the Company, in Washington, D.C. and others being held at the corporate headquarters of the Company.

  On May 20, 1997, the Board of Directors of the Company held a Board meeting in Washington, D.C. to discuss, among other things, the negotiations with Intermedia. The Company held its 1997 Annual Meeting of Stockholders on May 21, 1997 at the Company's headquarters in Beltsville, Maryland.

  Over the course of the next several days, Mr. Manning contacted Mr. McCleary to discuss the nature of Intermedia's valuation efforts and of Intermedia's conclusions. Mr. Manning and Mr. McCleary agreed that senior executives from Intermedia and the Company would meet promptly in New York to continue negotiations. On May 30, 1997, representatives of Intermedia and the Company, and their legal and financial advisors, met at the offices of Kronish, Lieb, Weiner & Hellman LLP, counsel to Intermedia and Purchaser, to continue to negotiate the structure and terms of a possible transaction.

  During the course of such negotiations, Intermedia stated that it was prepared to pay a price of $13.00 per Share, but that the consideration would be paid in combination of cash and preferred securities of Intermedia. Intermedia stated that it was not willing to use its common stock as part of the consideration. Intermedia also stated that the holders of a majority of the outstanding Shares would be required to agree to grant an option to Intermedia to acquire all of their Shares as part of any transaction. The parties were unable to resolve several important business issues relating to the structure and terms of the transaction, including the form of consideration.

  On May 30 and 31 and June 1, 1997, Mr. McCleary discussed the transaction with various members of the Board of Directors of the Company. Mr. McCleary also discussed the proposed transaction and the possible combinations of cash and preferred securities or common stock of Intermedia with representatives of the Financial Advisor. The directors indicated that Mr. McCleary should attempt to negotiate an all-cash consideration transaction at a price of $13.00 per Share.

  On June 1, 1997, the Board of Directors of Intermedia convened a meeting at which the acquisition of the Company was discussed. The Board of Directors of Intermedia authorized management of Intermedia to continue to attempt to negotiate an agreement, using a price of $13.00 per Share and all cash as the consideration, subject to final approval of any such transaction and related agreements by the Board of Directors of Intermedia.

  On June 2, 1997, Mr. McCleary and Mr. Manning, in a telephone conversation, discussed a possible transaction involving a price per Share of $13.00, payable in all cash, subject to negotiation of satisfactory definitive acquisition agreements and certain other terms and conditions. On the afternoon of June 2, 1997, the Executive Committee of the Board of Directors of the Company and Mr. Ray A. Rothrock, a director of the Company, held a telephone conference call to consider this conversation. The Board of Directors decided to convene a meeting for June 4, 1997 in the Baltimore, Maryland area to consider fully a possible business combination with Intermedia at $13.00 per Share and to listen to a presentation by the Financial Advisor. Representatives of Intermedia and the Company, including legal and financial advisors, then continued to negotiate the terms and conditions of the Merger Agreement. These negotiations were concluded on June 4, 1997.

  During the morning of June 4, 1997, the Board of Directors of Intermedia met and approved and adopted the Merger Agreement and the Stock Purchase Agreement with a price per Share of $13.00 payable all in cash. The Board of Directors of the Company met during the afternoon of June 4, 1997, listened to a presentation by the Financial Advisor (which included the delivery of the Financial Advisor's written opinion that cash consideration of $13.00 per Share is fair to the Company's stockholders from a financial point of view), approved and adopted the Merger Agreement and approved the Stock Purchase Agreement after the market closed on June 4, 1997. The same day, the Investors approved and subsequently executed the Stock Purchase Agreement.

  (b)(ii) Reasons for the Recommendation

  Prior to approving the Merger Agreement and the transactions contemplated thereby, including the acquisition of Shares by the Purchaser pursuant to the Offer, the Merger Agreement, the Merger, and the Stock Purchase Agreement, the Board, at its meeting on June 4, 1997 considered presentations from the President of the Company, the Company's legal counsel, and the Financial Advisor, and reviewed the terms and conditions of the Merger Agreement and the Stock Purchase Agreement. In reaching the conclusions set forth in paragraph
(a) above, the Board of Directors of the Company considered a number of factors including, without limitation, the following:

    (i) the historical and recent market prices for the Shares, that the offer price of $13.00 per Share represents a premium over the closing price of $11.125 per Share on the NASDAQ National Market System on June 3, 1997. The Board noted that such price also represented a premium over the initial public offering price of $10.125 per Share on October 17, 1996;

    (ii) the cash offer price of $13.00 per Share is not subject to financing or to any substantial risk of non-consummation on legal grounds;

    (iii) the opinion of the Financial Advisor that the price of $13.00 per Share is fair to the stockholders of the Company from a financial point of view. A copy of the written opinion of the Financial Advisor, dated June 4, 1997, confirming such opinion and describing the assumptions made, matters considered and limitations of the review undertaken by the Financial Advisor, is attached hereto and is incorporated herein by reference. Stockholders are encouraged to read such opinion carefully and in its entirety;

    (iv) the Company's significant growth and the ability of the Company's existing infrastructure and capitalization to support continued growth and competition in the rapidly evolving Internet access industry;

    (v) the Company's financial condition, results of operations, assets, liabilities, business and prospects and industry, economic and market conditions, on an historical, current and prospective basis;

    (vi) Intermedia's business reputation, which was well-known to the Company's management and Board. The Board also noted the strategic and geographic fit between the two companies; and

    (vii) the terms and conditions of the Merger Agreement and the Stock Purchase Agreement. In this regard, the Board considered that Intermedia was unwilling to make an offer or to enter into any agreement for the acquisition of the Company unless Intermedia was able to enter into the Stock Purchase Agreement. The Board was aware that the Stock Purchase Agreement and the provisions of the Merger Agreement make it unlikely that another offer for the Company would emerge. The Board weighed such effect against the fact that (a) holders of over 50% of the outstanding Shares, including several large venture investors who were highly-sophisticated with in-depth knowledge about the Company, its business and industry, were willing to commit unconditionally to tender their Shares at $13.00 per Share, (b) management of the Company had discussions with several parties who had expressed an interest in the Company, and none of such parties had shown a willingness to propose an acquisition offering comparable value to shareholders, and (c) no other potential buyers had emerged, despite the significant amount of recent acquisition activity in the Internet access industry and press speculation about the future of the Company, and concluded that it was unlikely, in its view, that an offer providing more value to shareholders would be made by a third party. In addition, based upon the terms of the Merger Agreement and the Stock Purchase Agreement, the Board considered at length the risk of non-consummation of the transactions contemplated thereby and concluded that the conditions to consummation contained in the Merger Agreement were limited so as to provide substantial protection against such risks.

  In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger Agreement, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  On March 31, 1997, the Company retained the Financial Advisor to act as financial advisor to the Company in connection with a possible transaction with Intermedia or two other specified entities (a "Transaction"). The Financial Advisor, upon request of the Board, rendered an opinion, dated June 4, 1997 (the "Fairness Opinion"), to the Board as to the fairness from a financial point of view to the Company and its stockholders of the consideration to be received in connection with the Offer. The Financial Advisor also briefed the Board both as to Company's overall valuation and as to the advisability of seeking equity and debt financings. A copy of the Fairness Opinion is attached hereto as an exhibit and incorporated herein by reference. Shareholders are urged to read the Fairness Opinion in its entirety for information with respect to the procedures followed, assumptions made, matters considered, and limits of the review undertaken by the Financial Advisor in rendering the Fairness Opinion. The Company agreed to pay the Financial Advisor, upon consummation of any Transaction, a fee equal to a percentage of the value of the Transaction. Based on the size of the Offer, the Financial Advisor would receive a fee of 0.625% of the aggregate fair market value of the Shares purchased by Intermedia, or approximately $1.2 million. The Company also agreed to reimburse the Financial Advisor for its out-of-pocket expenses and reasonable legal fees, not to exceed $20,000, and to indemnify the Financial Advisor and certain related parties against certain liabilities, including liabilities under the federal securities laws.

  The Financial Advisor has in the past provided financial advisory and financing services to the Company, including serving as underwriter for the Company's initial public offering of its Shares in October 1996, and has received fees for the rendering of such services. In addition, in the ordinary course of its business, the Financial Advisor may trade the Shares, as well as securities of Intermedia, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the stockholders of the Company with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) To the best knowledge of the Company, no transactions in the Shares of the Company have been effected in the past 60 days by the Company or any affiliate or subsidiary of the Company, or any executive officer or director of the Company, with the following exceptions: on April 11, 1997 and June 3, 1997, Mr. Christopher R. McCleary, the Company's President, Chairman, and Chief Executive Officer, exercised employee stock options previously granted to Mr. McCleary under the Company's employee stock option plans to purchase 100,781 Shares and 79,375 Shares, respectively, at an exercise price of $0.25 and $3.73 per Share, respectively.

  In addition, on May 30, 1997, pursuant to elections made on December 9, 1996, certain executive officers of the Company purchased from the Company a total of 4,195 Shares, funded through ongoing payroll deductions from December 9, 1996 through May 30, 1997, at a price of $8.075 per Share. Purchases were made pursuant to the Company's Amended and Restated 1997 Employee Stock Purchase Plan, which had been approved by the stockholders of the Company at the 1997 Annual Meeting held on May 21, 1997.

  Also at the 1997 Annual Meeting, Mr. Frank A. Adams, a non-employee member of the Board of Directors of the Company, was reelected to the Board of Directors by the stockholders of the Company, and, pursuant to the Company's 1996 Equity Participation Plan, was awarded options to purchase 8,000 Shares at an exercise price of $8.625 per Share.

  Finally, in connection with the Annual Meeting, the compensation committee of the Board of Directors awarded two executive officers of the Company options to purchase a total of 180,000 Shares at an exercise price of $8.625 per Share.

  (b) To the best knowledge of the Company, all of the Company's executive officers, directors and affiliates that own shares currently intend to tender their Shares pursuant to the Offer, except to the extent that the tender of such Shares might subject such persons to liability under the provisions of
Section 16(b) of the Exchange Act.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) The Company has agreed in the Merger Agreement not to solicit, initiate or encourage the initiation of inquiries or proposals from or, except to the extent required by fiduciary obligations under applicable law as advised in writing by independent counsel, provide any confidential information to or participate in any discussions or negotiations with, any entity, concerning the sale of assets or Shares or any merger, consolidation, or similar transaction involving the Company. The Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transaction of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) To the best knowledge of the Company, there are currently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, other than as described in Item 3(b) of this
Schedule 14D-9, that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  At its meeting of June 4, 1997, the Board of Directors approved the purchase of Shares contemplated by the Offer, the Merger, the Merger Agreement and the Stockholders Agreement for purposes of Section 203 of the DGCL.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Exhibit 1 Letter Agreement regarding confidentiality between DIGEX, Incorporated and Intermedia Communications Inc., dated March 27, 1997.

  Exhibit 2 Agreement and Plan of Merger dated June 4, 1997 among Intermedia Communications Inc., Daylight Acquisition Corp. and DIGEX, Incorporated (included in copies mailed to stockholders).

  Exhibit 3 Stock Purchase Agreement dated June, 4, 1997 among Intermedia Communications Inc. and certain stockholders of DIGEX, Incorporated (included in copies mailed to stockholders).

  Exhibit 4 Opinion of Friedman, Billings, Ramsey & Co., Inc., dated June 4,
1997.

  Exhibit 5 Copy of DIGEX, Incorporated Proxy Statement and Notice of Annual Meeting of Stockholders, dated as of April 25, 1997.

  Exhibit 6 Press Release issued by Intermedia Communications Inc., dated June 5, 1997 (included in copies mailed to stockholders).

  Exhibit 7 Form of letter to stockholders of DIGEX, Incorporated, dated June 11, 1997 (included in copies mailed to stockholders).

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 1997                       DIGEX, Incorporated


                                                /s/ Christopher R. McCleary
                                          By___________________________________
                                            Name:  Christopher R. McCleary
                                            Title: Chairman, Chief Executive
                                                   Officer and President

                                                                        ANNEX A

               ADDITIONAL INFORMATION PURSUANT TO SECTION 14(F)
       OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                         DIRECTOR DESIGNEE INFORMATION

  This information is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of persons to be elected to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

  The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer or the Stock Purchase Agreement, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board of Directors of the Company equal to the product of the number of directors on the Board of Directors of the Company (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected or designated as directors of the Company, including increasing the size of the Board of Directors of the Company or securing the resignations of incumbent directors or both.

CERTAIN INFORMATION CONCERNING PURCHASER'S DESIGNEE DIRECTORS FOR THE COMPANY:

  It is expected that following Purchaser's acceptance of Shares for payment, the Company will promptly either increase the size of its Board of Directors or secure the resignation of certain of its directors or take such other action as is necessary to enable Purchaser's designees to be elected to the Company's Board of Directors. Purchaser has informed the Company that Purchaser's designees under consideration shall be the individuals set forth below.

  The following information sets forth the name, age citizenship, business address, present principal occupation or employment, and the material occupation, positions, offices or employment for the past five years of each director designee of Purchaser. Unless otherwise indicated below, the address of each director and executive officer is c/o Intermedia Communications Inc., 3625 Queen Palm Drive, Tampa, Florida 33619 and each director and executive officer is a citizen of the United States of America.

  David C. Ruberg, age 51, has been a director, President, and Chief Executive Officer of Intermedia since May 1993 and Chairman of the Board since March 1994. He was an independent consultant to the computer and telecommunications industries from September 1991 to May 1993. Mr. Ruberg was a Vice President and General Manager of Data General Corporation from 1989 until September 1991.

  Robert A. Rouse, age 48, has served as Executive Vice President, Engineering, Operations and Systems of Intermedia since October 1996. Prior to joining Intermedia, Mr. Rouse was Senior Vice President of Concert, a joint venture company of British Telecommunications and MCI Communications Company where he managed the engineering and operations of the Concert Global Networks from 1991 to 1996. Mr. Rouse held various executive management positions at MCI from 1986 to 1991, with responsibilities including product and network design, network and systems development, network planning, operations, provisioning, and customer services. From 1969 to 1986, he managed several subsidiaries of Rochester Telephone, now a part of Frontier Corporation.

  James F. Geiger, age 38, has served as Senior Vice President, Sales of Intermedia since August 1995. Mr. Geiger served as the Vice President of Alternate Channel Sales from March 1995 through August 1995 and as the President of each of FiberNet USA, Inc. and FiberNet Telecommunications Cincinnati, Inc. (collectively, "FiberNet") since their inception. Mr. Geiger was one of the founding principals of FiberNet, initially serving as Vice President of Sales & Marketing and subsequently serving as President. From April 1989 to April 1990, Mr. Geiger served as Director of Marketing for Associated Communications, a cellular telephone company.

  Robert M. Manning, age 37, has served as Senior Vice President, Chief Financial Officer of Intermedia since September 1996. Mr. Manning joined Intermedia from DMX Inc., a Los Angeles-based cable programmer, where he was Executive Vice President, Senior Financial Executive and a director of DMX-Europe from October 1991 to September 1996. Prior to his tenure at DMX, Mr. Manning spent ten years in the investment banking field in corporate finance and mergers and acquisitions, most recently with Oppenheimer and Co., Inc. as Vice President, Corporate Finance, managing their Entertainment/Leisure Time Group from October 1988 to October 1991.

  Robert A. Ruh, age 52, has served as Senior Vice President, Human Resources of Intermedia since March 1, 1996. From January 1991 through February 1996, Dr. Ruh was an independent consultant, specializing in executive and organization development. From 1975 to 1990, Dr. Ruh held executive positions in human resources with Baxter Healthier Corporation and American Hospital Supply Corporation. From 1973 to 1975, Dr. Ruh served as a consulting psychologist for Medina and Thompson, specializing in executive assessment, selection, and development. From 1970 to 1972, Dr. Ruh was on the corporate organization development staff at Corning Glass Works. Dr. Ruh served as Assistant Professor of psychology at Michigan State University from 1970 to 1972.

  Michael A. Viren, age 55, has served as Senior Vice President, Strategic Planning, Regulatory, and Industry Relations of Intermedia since October 1996. Prior to his present position, he was Senior Vice President, Engineering and Information Systems from January 1996 to October 1996 and served as Vice President, Product Development from December 1992 through January 1996. Dr. Viren joined Intermedia in February 1991 as Director of Product Development. Dr. Viren worked for GTE Corporation from August 1986 to February 1991 as a specialist in wide and local area networking ("WAN" and "LAN," respectively). Prior to that he operated his own consulting firm concentrating in WAN and LAN design; was Senior Vice President of Criterion, Inc., an Economic Consulting Firm in Dallas, Texas; and served as the Director of the Utility Division of the Missouri Public Service Commission. Dr. Viren taught economics for 10 years, most recently as an Associate Professor of Economics at the University of Missouri-Columbia and prior to that at the University of Kansas.

  Patricia A. Kurlin, age 42, has served as Vice President, General Counsel of Intermedia since June 1996. From September 1995 until June 1996, Ms. Kurlin served as Corporate Counsel and served as Director of Governmental and Legal Affairs for Intermedia from September 1993 to September 1995. Prior to joining Intermedia, Ms. Kurlin served as Senior Telecommunications Attorney at the Florida Public Service Commission from May 1990 to September 1993.

  Jeanne M. Walters, age 34, has served as Controller and Chief Accounting Officer of Intermedia since May 1993. From November 1992 until May 1993 she served as Assistant Controller. From June 1988 to November 1992, Ms. Walters was an auditor at Ernst & Young LLP, a certified public accounting firm in Tampa, Florida. She is licensed in the State of Florida as a certified public accountant.

  Except as described in the Offer to Purchase, the Company has been advised by Purchaser and Intermedia that, to the best knowledge of Purchaser and Intermedia, (i) none of the persons listed as director designees or any associate or majority owned subsidiary of any such persons, beneficially owns or has a right to acquire any equity security of the Company and (ii) none of persons listed as director designees, has effected any transaction in any equity security of the company during the past 40 days.

  Except as described in the Offer to Purchase, the Company has been advised by Purchaser and Intermedia that, to the best knowledge of Purchaser and Intermedia, (i) none of the persons listed as director designees or any associate or majority owned subsidiary of any such persons, has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies; (ii) none of the persons listed as director designees, or any associate or majority owned subsidiary of any such persons have had any contracts, negotiations or transactions with the Company or any of its directors, officers or affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, election of directors or a sale of transfer of a material amount of assets, that are required to be disclosed pursuant to the rules and regulations of the Commission.

[LOGO OF     FRIEDMAN, BILLINGS, RAMSEY & CO. INC.      Institutional
FRIEDMAN,                                               Brokerage
BILLINGS,                                               Research
RAMSEY &                                                Investment Banking
CO. INC.]
                                                        Potomac Tower
                                                        1001 Nineteenth
                                                        Street North
                                                        Arlington, Virginia
                                                        22209-1710

                                                        Telephone (703) 312-9500
                                                        Fax (703) 312-9501

                                          June 4, 1997

Board of Directors
DIGEX Incorporated
One DIGEX Plaza
Beltsville, MD 20705

Board of Directors:

  We understand that DIGEX, Incorporated ("DIGEX") is considering entering into an agreement, dated June 4, 1997, (the "Agreement") with Intermedia Communications ("Intermedia") pursuant to which, among other things, a wholly-owned subsidiary of Intermedia will be merged with and into DIGEX in a transaction (the "Merger") in which each outstanding share of DIGEX common stock, par value $0.01 per share (the "Shares"), will, as more fully described in the Agreement, be exchanged into $13.00 in cash payable by Intermedia. The Merger is expected to be considered and voted upon by the shareholders of DIGEX at a special shareholders meeting to be held as soon as practicable. The terms and conditions of the Merger are more fully set forth in the Agreement and certain related agreements.

  You have asked us whether, in our opinion, the cash consideration to be received by the holders of the Shares in the Merger is fair to such shareholders from a financial point of view.

  In arriving at this opinion, set forth below, we have, among other things:

   1. Reviewed DIGEX's Annual Reports to Stockholders for the fiscal years ended December 31, 1993 through 1995 and DIGEX's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended December 31, 1996;

   2. Reviewed Intermedia's Annual Reports on Form 10-K filed with the SEC for the fiscal years ended December 31, 1995 and December 31, 1996;

   3. Reviewed Intermedia's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 filed with the SEC;

   4. Reviewed DIGEX's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 filed with the SEC;

   5. Conducted limited discussions with the members of senior management of DIGEX concerning the financial condition, businesses, assets and prospects for DIGEX;

   6. Reviewed the historical market prices and trading activity for the Shares and compared them with those of certain publicly traded companies which we deemed to be relevant;

   7. Compared the results of operations and financial condition of DIGEX with those of certain publicly-traded Internet service providers that we deemed to be reasonably comparable to DIGEX;

  FRIEDMAN, BILLINGS, RAMSEY & CO. INC.

DIGEX, Incorporated
June 4, 1997
Page 2

 8. Participated in discussions and negotiations among representatives of DIGEX and representatives of Intermedia;

 9. Compared the proposed financial terms of the Agreement with the financial terms, to the extent publicly available, of certain acquisition transactions that we deemed to be relevant;

10. Reviewed the Agreement and the related agreements; and

11. Performed such other analyses and reviewed and analyzed such other information as we deemed appropriate.

  In rendering this opinion, we did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning DIGEX furnished to us by DIGEX or the publicly-available financial and other information regarding DIGEX, Intermedia and other Internet service providers. We have assumed that all such information is accurate and complete. We have further relied on the assurances of senior management of DIGEX that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. We have also assumed and relied upon the senior management of DIGEX as to the reasonableness and achievability of the financial and operating forecasts (and the assumptions and bases therefor) discussed with us. In that regard, we have assumed with your consent that such information reflects the currently available estimates and judgments of management as to the future financial performance of DIGEX. In addition, we have assumed that there has been no material change in DIGEX's assets, financial condition, result of operations, business or prospects since December 31, 1996. We did not undertake an independent appraisal of the assets or liabilities of DIGEX nor were we furnished with any such appraisals. Our conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to us as of the date of this opinion, and we express no opinion on matters of a legal, regulatory, tax or accounting nature related to the Merger.

  In connection with the preparation of this opinion, with the consent of the Board of Directors, we have not been authorized by DIGEX to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of DIGEX.

  We have been retained by the Board of Directors of DIGEX as an independent contractor to act as financial advisor to DIGEX with respect to the Merger and will receive a fee for our services. Our opinion is directed to the Board of Directors of DIGEX and does not constitute a recommendation to any shareholder of DIGEX as to how such shareholder should vote at any shareholder meeting of DIGEX held in connection with the Merger.

  In the ordinary course of our business, we may effect transactions in the securities of DIGEX or Intermedia for our own account and/or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. From time to time, principals and/or employees of FBR may also have positions in the securities.

  Based upon and subject to the foregoing, we are of the opinion that the cash consideration to be received by the holders of the Shares in the Merger is fair to such shareholders from a financial point of view.

  FRIEDMAN, BILLINGS, RAMSEY & CO. INC.

DIGEX, Incorporated
June 4, 1997
Page 3

  This letter is solely for the information of the Board of Directors of DIGEX and may not be relied upon by any other person or used for any other purpose, reproduced, disseminated, quoted from or referred to without our prior written consent.

                                          Very truly yours,

                                          FRIEDMAN, BILLINGS, RAMSEY & CO.,
                                          INC.

                                          By: /s/ Suzanne N. Richardson
                                             ----------------------------------
                                             Suzanne N. Richardson
                                             Managing Director

                                                                 EXHIBIT 99.(c)1

                                                                  EXECUTION COPY


================================================================================


                          AGREEMENT AND PLAN OF MERGER
                          ----------------------------


                                     Among


                        INTERMEDIA COMMUNICATIONS INC.,


                           DAYLIGHT ACQUISITION CORP.


                                      and


                              DIGEX, INCORPORATED



                               Dated June 4, 1997


================================================================================

                               TABLE OF CONTENTS
                               -----------------

                                                                            Page
                                                                            ----
I.    THE OFFER
      1.1.  The Offer....................................................     2
      1.2.  Company Action...............................................     3

II.   THE MERGER
      2.1.  Merger; Surviving Corporation................................     4
      2.2.  Certificate of Incorporation.................................     5
      2.3.  By-Laws......................................................     5
      2.4.  Directors and Officers.......................................     5
      2.5.  Effective Time...............................................     5
      2.6.  Conversion of Shares.........................................     6
      2.7.  Purchaser Common Stock.......................................     7
      2.8.  Surrender of Shares..........................................     7
      2.9.  Company Stock Options and Warrants...........................     9

III.  REPRESENTATIONS AND WARRANTIES OF COMPANY
      3.1.  Organization and Authorization, etc..........................     9
      3.2.  Subsidiaries.................................................    10
      3.3.  Non-Contravention............................................    10
      3.4.  Approvals....................................................    10
      3.5.  Capital Stock................................................    11
      3.6.  Financial Statements.........................................    11
      3.7.  Periodic SEC Filings.........................................    12
      3.8.  Changes......................................................    12
      3.9.  Taxes........................................................    14
      3.10. Material Contracts...........................................    15
      3.11. Properties...................................................    15
      3.12. Litigation...................................................    16
      3.13. Permits......................................................    16
      3.14. Employee Plans...............................................    16
      3.15. Patents, Trademarks, etc.....................................    18
      3.16. Insurance....................................................    18
      3.17. No Brokers...................................................    19
      3.18. Disclosure...................................................    19
      3.19. Offer Documents; Schedule 14D-9; Proxy Statement;
            Other Information............................................    19

IV.  REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
      4.1.  Organization and Authorization, etc..........................    20
      4.2.  Non-Contravention............................................    20
      4.3.  Approvals....................................................    21
      4.4.  No Brokers...................................................    21
      4.5.  Offer Documents; Proxy Statement; Other Information..........    21
      4.6.  Solvency.....................................................    22

                                                                            Page
                                                                            ----
V.    COVENANTS OF COMPANY
      5.1.  Conduct of Business..........................................    22
      5.2.  Access and Information.......................................    24
      5.3.  No Solicitation..............................................    24

VI.  ADDITIONAL AGREEMENTS
      6.1.  Stockholders' Meeting........................................    25
      6.2.  Proxy Statement..............................................    26
      6.3.  Compliance with Conditions Precedent, etc....................    26
      6.4.  Certain Notifications........................................    26
      6.5.  Adoption by Purchaser........................................    26
      6.6.  Expenses.....................................................    27
      6.7.  Public Announcements.........................................    27
      6.8.  Company Board Representation; Section 14(f)..................    27
      6.9.     ..........................................................    28

VII.  CONDITIONS
      7.1.  Conditions to the Merger.....................................    28

VIII. TERMINATION, AMENDMENT AND WAIVER
      8.1.  Termination..................................................    29
      8.2.  Effect of Termination........................................    31
      8.3.  Termination Payment..........................................    31
      8.4.  Amendment....................................................    32
      8.5.  Waiver.......................................................    32

IX.  GENERAL PROVISIONS
      9.1.  Definitions..................................................    32
      9.2.  Non-Survival of Representations, Warranties and
            Agreements...................................................    35
      9.3.  Notices......................................................    35
      9.4.  Severability.................................................    36
      9.5.  Miscellaneous................................................    36

                          AGREEMENT AND PLAN OF MERGER
                          ----------------------------


          AGREEMENT AND PLAN OF MERGER (the "Agreement") being made and entered
                                             ---------
into as of this 4th day of June, 1997 by and among INTERMEDIA COMMUNICATIONS INC., a Delaware corporation ("Parent"), DAYLIGHT ACQUISITION CORP., a Delaware
                               ------
corporation which is wholly owned by Parent ("Purchaser"), and DIGEX,
                                              ---------
INCORPORATED, a Delaware corporation ("Company").
                                       -------

          WHEREAS, the Boards of Directors of Parent, Purchaser and Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire Company upon the terms and subject to the conditions set forth herein; and

          WHEREAS, in furtherance of such acquisition, it is proposed that Purchaser shall make a cash tender offer (the "Offer") to acquire all the issued
                                               -----
and outstanding shares of Common Stock, par value $.01 per share, of Company

("Company Common Stock") (shares of Company Common Stock being hereinafter
----------------------
collectively referred to as "Shares") for $13.00 per Share (such amount being
                             ------
hereinafter referred to as the "Per Share Amount") net to the seller in cash,
                                ----------------
upon the terms and subject to the conditions of this Agreement and the Offer;
and

          WHEREAS, the Board of Directors of Company (the "Board") has
                                                           -----
unanimously approved the making of the Offer and resolved and agreed to recommend that holders of Shares tender their Shares pursuant to the Offer; and

          WHEREAS, also in furtherance of such acquisition, the Boards of Directors of Parent, Purchaser and Company have each approved the merger (the "Merger") of Purchaser with and into Company in accordance with the General
-------
Corporation Law of the State of Delaware ("the GCL") following the consummation
                                               ---
of the Offer and upon the terms and subject to the conditions set forth herein; and

          WHEREAS, as a condition to the willingness of Parent and Purchaser to consummate this Agreement, the holders of 5,877,582 Shares have entered into a Stock Purchase Agreement, dated as of the date hereof (the "Stock Purchase
                                                            --------------
Agreement"), pursuant to which (i) such holders have granted an option to Parent
---------
to purchase all of the Shares held by such holders at $13.00 per Share and (ii) each of such holders has agreed to tender all of its Shares pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Stock Purchase Agreement;

              NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I.

                                   THE OFFER
                                   ---------

          SECTION 1.1.  The Offer.  (a)  Provided that this Agreement shall
                        ---------
not have been terminated in accordance with Section 8.1 and none of the events set forth in Annex A hereto shall have occurred or be existing, Purchaser shall commence the Offer as promptly as reasonably practicable after the date hereof, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The Offer shall, unless extended as provided below, expire 20 business days after the commencement of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer shall be subject to the condition (the "Minimum Condition") that at least a majority of the then
                -----------------
outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights) shall have been validly tendered and not withdrawn prior to the expiration of the Offer and also shall be subject to the satisfaction of the other conditions set forth in Annex A hereto. Purchaser expressly reserves the right to waive any such condition, to increase the price per Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, however, that, without the consent
                                   --------  -------
of Company, no change may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer in addition to those set forth in Annex A hereto or modifies such conditions, or which changes the form of consideration payable in the Offer. The Per Share Amount shall, subject to applicable withholding of taxes, be net to the seller in cash, upon the terms and subject to the conditions of the Offer. Subject to the terms and conditions of the Offer (including, without limitation, the Minimum Condition), Purchaser shall pay, as promptly as practicable after expiration of the Offer, for all Shares validly tendered and not withdrawn. The Offer may not be extended for more than 20 days beyond its original scheduled expiration date unless any of the conditions to the Offer shall not have been satisfied; provided, however, in
                                                           --------  -------
the event Purchaser desires to extend the Offer beyond July 31, 1997, in the event the proposed length of the extension is, in the aggregate, more than three days Company shall have the right to consent to such longer extension. Parent agrees to cause Purchaser to, and Purchaser agrees to use its reasonable best efforts to, consummate the Offer as soon as legally permissible, subject to its right to extend for 20 additional days as provided above.

          (b) As soon as reasonably practicable on the date of commencement of the Offer, Purchaser shall file with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1 (together with all amendments
 ---
and supplements thereto, the "Schedule 14D-1") with respect to the Offer.  The
                              --------------
Schedule 14D-1 shall contain or shall incorporate by reference an offer to purchase (the "Offer to Purchase") and forms of the related letter of
               -----------------
transmittal and any related summary advertisement (the Schedule 14D-1, the Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the "Offer
                                                                  -----
Documents").  Company and its counsel shall be given an opportunity to review
---------
the Offer Documents prior to their filing with the SEC. Parent, Purchaser and Company agree to correct promptly any information provided by any of them for use in the Offer Documents which shall have become false or misleading, and Parent and Purchaser further agree to take all steps necessary to cause the
Schedule 14D-1 as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.

          SECTION 1.2.  Company Action.  (a)  Company hereby approves of and
                        --------------
consents to the Offer and represents that (i) the Board, at a meeting duly called and held on June 4, 1997, has unanimously (A) determined that this Agreement and the transactions contemplated hereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of Shares,
(B) approved and adopted this Agreement and the transactions contemplated hereby and (C) recommended that the stockholders of Company accept the Offer and approve and adopt this Agreement and the transactions contemplated hereby, and
(ii) Friedman, Billings, Ramsey & Co. Inc. has delivered to the Board its opinion that the consideration to be received by the holders of Shares pursuant to each of the Offer and the Merger is fair to the holders of Shares from a financial point of view, subject to the assumptions and qualifications contained in such opinion, and which shall be confirmed promptly in writing. Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board described in the immediately preceding sentence. Assuming that neither Parent nor Purchaser are Interested Stockholders (as such term is defined in Section 203 of the GCL) immediately prior to the Board taking the action described in this Section 1.2, the approval set forth in clause (a)(i) shall, among other things, satisfy the restrictions on business combinations contained in Section 203 of the GCL with respect to the transactions contemplated hereby. Company has been advised by each of its directors and executive officers that they intend either to tender all Shares beneficially owned by them to Purchaser pursuant to the Offer or to vote such Shares in favor of the approval and adoption by the stockholders of Company of this Agreement and the transactions contemplated hereby.

          (b) As soon as reasonably practicable on or after the date of commencement of the Offer, Company shall file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the "Schedule 14D-9") containing the recommendation of the
                          --------------
Board described in Section 1.2(a) and shall disseminate the Schedule 14D-9 to the extent required by Rule 14d-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other applicable federal
                          ------------
securities laws. Company, Parent and Purchaser agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 which shall have become false or misleading, and Company further agrees to take all steps reasonably necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.

          (c) Company shall promptly furnish Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. Company shall furnish Purchaser with such additional information, including, without limitation, updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance as Parent, Purchaser or their agents may reasonably request. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and Purchaser shall hold in confidence the information contained in such labels, listings and files, shall use such information only in connection with the Offer and the Merger, and, if this Agreement shall be terminated in accordance with Section 8.1, shall deliver to Company all copies of such information then in their or their agents' possession.


                                II.  THE MERGER
                                     ----------

          2.1.  Merger; Surviving Corporation.  In accordance with the
                -----------------------------
provisions of this Agreement and the GCL, at the Effective Time (as such term and other capitalized terms used herein without definition are defined in
Section 9.1), Purchaser shall be merged with and into Company, and Company shall be the surviving corporation (hereinafter sometimes called the "Surviving
                                                                ---------
Corporation") and shall continue its corporate
-----------
existence under the laws of the State of Delaware. At the Effective Time the separate corporate existence of Purchaser shall cease. All properties, franchises and rights belonging to Company and Purchaser, by virtue of the Merger and without further act or deed, shall be deemed to be vested in the Surviving Corporation, which shall thenceforth be responsible for all the liabilities and obligations of each of Purchaser and Company.

          2.2.  Certificate of Incorporation.  At the Effective Time, the
                ----------------------------
Certificate of Incorporation of Company shall be the Certificate of Incorporation of the Surviving Corporation; provided, however, that, at the
                                            --------  -------
Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety so that it will read as Purchaser's Certificate of Incorporation, except that the name of the Surviving Corporation shall be "DIGEX, INCORPORATED". As so amended, the Certificate of Incorporation of Company as in effect immediately prior to the Effective Time shall thereafter continue in full force and effect as the Certificate of Incorporation of the Surviving Corporation until further altered or amended as provided therein or by law.

          2.3.  By-Laws.  The By-Laws of Purchaser in effect immediately prior
                -------
to the Effective Time shall be the By-Laws of the Surviving Corporation until altered, amended or repealed as provided therein and in the Certificate of Incorporation of the Surviving Corporation.

          2.4.  Directors and Officers.  The Directors of Purchaser prior to the
                ----------------------
Effective Time shall be the directors of the Surviving Corporation. The officers of Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation. Each of such directors and officers shall hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation.

          2.5.  Effective Time.  The Merger shall become effective at the time
                --------------
of filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the provisions of Sections 251 or 253, as the case may be, of the GCL (the "Certificate of Merger"), or at a later time specified
                         ---------------------
as the effective time in the Certificate of Merger, which Certificate of Merger shall be so filed as soon as practicable after the meeting of stockholders contemplated in Section 6.1 and the satisfaction or, if permissible, waiver of the conditions set forth in Article VII. The date and time when the Merger shall become effective are referred to herein as the "Effective Time." Prior to
                                                      --------------
such filing, a closing shall be held at the offices of Kronish, Lieb, Weiner & Hellman LLP, 1114 Avenue of the Americas, New York, New York 10036, or such other place as shall be agreed to by the parties, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VII.

          2.6.  Conversion of Shares.  (a)  Each Share issued and outstanding
                --------------------
immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled as set forth in Section 2.6(b) and 2.6(c)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into, exchanged for and represent the right to receive an amount equal to the Per Share Amount in cash (the "Merger Consideration"), payable,
                                            --------------------
without interest, to the holder of such Share, upon surrender, in the manner described below, of the certificate that formerly evidenced such Share.

          (b) Each Share issued and outstanding immediately prior to the Effective Time which is then owned beneficially or of record by Parent or any Subsidiary of Parent shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and cease to exist, without any conversion thereof.

          (c) Each Share held in Company's treasury immediately prior to the Effective Time shall, by virtue of the Merger, be cancelled and retired and cease to exist, without any conversion thereof.

          (d) Notwithstanding anything in this Section 2.6 to the contrary, shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders of Company who have not voted such shares in favor of the Merger and who shall have properly exercised their rights of appraisal for such shares in the manner provided by the GCL (the "Dissenting Shares") shall not be converted into or be exchangeable
              -----------------
for the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment, as the case may be. If such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, his shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon. Company shall give Parent prompt notice of any Dissenting Shares (and shall also give Parent prompt notice of any withdrawals of such demands for appraisal rights) and Parent shall have the right to direct all negotiations and proceedings with respect to any such demands. Neither Company nor the Surviving Corporation shall, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal rights.
Stockholders of Company who shall have perfected their right of appraisal and not withdrawn or otherwise lost such right of appraisal, shall be entitled to receive payment of the appraised value of the shares of Company Common Stock held by them in accordance with the provisions of Section 262 of the GCL.

          2.7.  Purchaser Common Stock.  Each share of common stock of Purchaser
                ----------------------
issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Purchaser or the holder thereof, be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation. From and after the Effective Time, each outstanding certificate theretofore representing shares of Purchaser common stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation common stock into which such shares of Purchaser common stock shall have been converted. Promptly after the Effective Time, the Surviving Corporation shall issue to Parent a stock certificate or certificates representing 100 shares of Surviving Corporation common stock in exchange for the certificate or certificates that formerly represented shares of Purchaser common stock, which shall be surrendered by Parent and cancelled.

          2.8.  Surrender of Shares.  (a)  Prior to the Effective Time, Parent
                -------------------
shall make available, by transferring to the Exchange Agent for the benefit of the stockholders of Company, such amount of cash as shall be payable in exchange for outstanding Shares pursuant to Section 2.6 hereof. Such funds shall be invested by the Exchange Agent as directed by the Surviving Corporation, provided that such investments shall be in obligations of or guaranteed by the
--------
United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, or in deposit accounts, certificates of deposit or banker's acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $50 million (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise).

          (b) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record (other than to holders of Company Common Stock to be cancelled as set forth in Section 2.6(b) or 2.6(c) or Dissenting Shares) of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") (i) a form letter of transmittal (which shall be in customary
-------------    -
form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the

Exchange Agent) and (ii) instructions for effecting the surrender of the
                     --
Certificates in exchange for the Merger Consideration.

          (c) Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other agreements as the Exchange Agent shall reasonably request, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.8, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate.

          (d) Any amounts of cash delivered or made available to the Exchange Agent pursuant to this Section 2.8 and not exchanged for Certificates within six months after the Effective Time pursuant to this Section 2.8 shall be returned by the Exchange Agent to Parent, which thereafter shall act as Exchange Agent subject to the rights of holders of unsurrendered Certificates under this
Article II. Thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar law.

          (e) If any payment of the Merger Consideration is to be made to a person other than that in which the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

          (f) After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article I.

          2.9.  Company Stock Options and Warrants.  At the Effective Time, all
                ----------------------------------
options and warrants then outstanding under the 1995 Incentive Stock Option Plan and the 1996 Equity Participation Plan (collectively, the "Company Stock Option
                                                           --------------------
Plans") shall be assumed by Parent in such manner that Parent is a corporation
-----
"assuming a stock option in a transaction to which section 424(a) applies" within the meaning of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code"). The options and warrants assumed by Parent as provided
              ----
above and the warrants issued to WinStar Communications, Inc. and Electronic Press Services, Inc. shall be exercisable upon the same terms and conditions as under the Company Stock Option Plans and the option agreements and warrants issued thereunder and such warrants, except that each such option or warrant (A) shall be exercisable for that number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such option or warrant immediately prior to the Effective Time multiplied by (ii) a fraction, the numerator of which shall be the Per Share Amount and the denominator of which shall be $27 1/8 (with any fractional share of Parent Common Stock being disregarded) and (B) the exercise price per share of Parent Common Stock shall equal the exercise price per share of Company Common Stock theretofore in effect multiplied by a fraction, the numerator of which shall be $27 1/8 and the denominator of which shall be the Per Share Amount. From and after the Effective Time, no additional options or warrants shall be granted under Company Stock Option Plans. In connection with the assumption of the options outstanding under Company Stock Option Plans, Parent shall use its best efforts to effect such assumption in such a manner as to not affect the incentive stock option status of those options which are intended to be incentive stock options at the Effective Time. From the date hereof, Company shall not accelerate, or take any action which would cause the acceleration of, the vesting of any of the options outstanding under the Company Stock Option Plans by reason of the Offer or the Merger and any agreement providing for such acceleration shall be rescinded.


                III.  REPRESENTATIONS AND WARRANTIES OF COMPANY
                      -----------------------------------------

          Company represents and warrants to Parent and Purchaser as follows (except as set forth in the Disclosure Letter delivered by Company to Parent and Purchaser on the date hereof):

          3.1.  Organization and Authorization, etc.  Company is a corporation
                -----------------------------------
duly organized, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business, and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership of its properties or both makes such qualification necessary, except where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Company has delivered to Parent and Purchaser complete and correct copies of its Certificate of Incorporation and By-Laws, as amended and in effect on the date of this Agreement. Company has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by its Board of Directors and, except for the approval of its stockholders, no other corporate proceedings on the part of Company are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and, assuming this Agreement constitutes the legal, valid and binding Agreement of the other parties hereto, this Agreement constitutes the legal, valid and binding agreement of Company, enforceable against Company in accordance with its terms. The restrictions on business combinations contained in Section 203 of the GCL have been satisfied with respect to the transactions contemplated hereby.

          3.2.  Subsidiaries.  Company has no Subsidiaries.
                ------------

          3.3.  Non-Contravention.  The execution and delivery of this Agreement
                -----------------
and, subject to the approval of this Agreement by Company's stockholders and compliance with the applicable regulatory requirements set forth in Section 3.4, the consummation of the transactions contemplated hereby will not (a) violate
                                                                   -
any provision of the Amended and Restated Certificate of Incorporation or Amended and Restated By-Laws of Company, (b) violate any material provision of
                                          -
or result in the breach or the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any material obligation under, any material mortgage, lien, lease, agreement, license, instrument, order, arbitration award, judgment or decree to which Company is a party or by which it is bound, (c) result in the creation or
                                             -
imposition of any material lien, charge, pledge, security interest or other encumbrance upon any material property of Company or (d) violate or conflict
                                                      -
with any law, ordinance or rule to which Company, or the property of Company, is subject.

          3.4.  Approvals.  No consent, approval, order or authorization of, or
                ---------
registration, declaration or filing with, any Governmental Authority is required in connection with the execution and delivery of this Agreement by Company or the consummation by Company of the transactions contemplated hereby, except for (a) the filing of a
                                                             -
Notification and Report Form by Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (b) the filing of the
                                           -------     -
Schedule 14D-9 with the SEC and the filing of the Proxy Statement with the SEC,
(c) filings and approvals required by the securities or blue sky laws of the
 -
various states, (d) the filings and approvals with the FCC and state public
                 -
utility commissions or other Governmental Authorities identified on Schedule 3.4 hereto and (e) the filing of a Certificate of Merger with the Secretary of State
            -
of the State of Delaware.

          Company has delivered to Parent correct and complete copies of all licenses and the applications related thereto of Company together with any pending applications filed by Company for other licenses, certificates, permits and similar authorizations.

          3.5.  Capital Stock.  The authorized capital stock of Company consists
                -------------
of 47,000,000 shares of Common Stock, par value $.01 per share, of which 11,674,261 shares are issued and outstanding, and of 3,000,000 shares of Preferred Stock, par value $1.00 per share, none of which are issued and outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable. As of the date hereof, Company had reserved (a) 2,900,480 shares of Company Common Stock for issuance upon the
              -
exercise of outstanding stock options granted to employees or directors of Company, (b) 415,000 shares of Company Common Stock for issuance upon exercise
          -
of currently outstanding warrants and (c) 350,000 shares of Company Common Stock
                                       -
for issuance to employees pursuant to the Amended and Restated 1997 Employee Stock Purchase Plan. Except as set forth herein or in the reports and other filings referred to in Section 3.7 and except for the warrants issued to WinStar Communications, Inc. on June 10, 1996 and to Electronic Press Services, Inc. on January 3, 1997, there are not outstanding any offers, subscriptions, options, warrants, rights or other agreements or commitments obligating Company to issue or sell, or cause to be issued or sold, any shares of the capital stock of Company or any securities or obligations convertible into or exchangeable for or giving any Person any right to acquire any shares of such capital stock, or obligating Company to enter into any such agreement or commitment.

          3.6.  Financial Statements.  (a) The balance sheet as of December 31,
                --------------------
1996 of Company, and the related statements of income, stockholders' equity and changes in financial position for each of the three years then ended, examined and reported upon by Ernst & Young, LLP, certified public accountants, complete copies of which have previously been delivered to

Parent, have been prepared in conformity with generally accepted accounting principles applied on a consistent basis, and fairly present the financial position of Company at such date and the results of its operations and changes in its financial position for such periods. Except as disclosed or provided for in such financial statements (including the notes thereto), as of December 31, 1996, Company had no liabilities or obligations material to the business or condition (financial or otherwise) of Company, whether accrued, absolute, contingent or otherwise, and whether due or to become due and which were required to be disclosed or provided for in such financial statements in accordance with generally accepted accounting principles.

          (b) The unaudited financial statements of Company as of March 31, 1997 and for the three months then ended, complete copies of which have previously been delivered to Parent (the "Company Interim Financials"), fairly
                                          --------------------------
present the financial position of Company at such date and the results of its operations for such period and, except as otherwise disclosed therein, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with the audited financial statements referred to in the preceding paragraph, and reflect all adjustments (subject to normal and recurring year end adjustments that are not expected to be material in amount) which are necessary to a fair presentation of the results of the interim period therein described.

          3.7.  Periodic SEC Filings.  Company has heretofore delivered to
                --------------------
Parent its (a) Annual Report on Form 10-KSB for the year ended December 31, 1996
            -
as filed with the SEC; (b) a Quarterly Report on Form 10-QSB for the period
                        -
ended March 31, 1997; (c)  proxy statements relating to Company's meetings of
                       -
stockholders (whether annual or special) during calendar year 1997; and (d) all
                                                                         -
other reports or registration statements filed by Company with the SEC since October 16, 1996. As of their respective dates, such reports and statements were prepared in accordance with the requirements of the Securities Act of 1933, as amended, and the Exchange Act, as the case may be, and the rules and regulations thereunder and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          3.8.  Changes.  Except as has been otherwise disclosed by Company to
                -------
Parent and Purchaser in writing prior to the date hereof, or as has been disclosed in the Company Interim Financials or in the filings with the SEC set forth in Section 3.7, since December 31, 1996 through the date of this Agreement there have not been any changes in the condition (financial or otherwise), assets, liabilities, properties, business, operations or prospects of Company having, individually or in the aggregate, a Material Adverse Effect and, except as aforesaid, Company has not:

          (a) issued or sold any stock, notes, bonds or other securities other than pursuant to the exercise or conversion of outstanding securities, or any option to purchase the same other than in the ordinary course of business consistent with past practice, or entered into any agreement with respect thereto, except to or with Parent or Purchaser;

          (b) declared, set aside or made any dividend or other distribution on capital stock or redeemed, purchased or acquired any shares thereof or entered into any agreement in respect of the foregoing;

          (c)  amended its Certificate of Incorporation or By-Laws;

          (d)  other than in the ordinary course of business, (i) purchased,
                                                               -
     sold, assigned or transferred any material tangible assets or any material patent, trademark, trade name, copyright, license, franchise, design or other intangible assets or property, (ii) mortgaged, pledged or granted or
                                           --
     suffered to exist any lien or other encumbrance or charge on any material assets or properties, tangible or intangible, except for liens for taxes not yet delinquent and such other liens, encumbrances or charges which do not, individually or in the aggregate, have a Material Adverse Effect, or

     (iii) to the best knowledge of Company, waived any rights of material value
     ----
     or cancelled any material debts or claims;

          (e) incurred any material obligation or liability (absolute or contingent), except current liabilities and obligations incurred in the ordinary course of business consistent with past practice, or paid any material liability or obligation (absolute or contingent) other than current liabilities and obligations incurred in the ordinary course of business consistent with past practice;

          (f) increased the compensation payable to any officer or director of Company, or become obligated to increase any such compensation, other than in the ordinary course of business consistent with past practice;

          (g) entered into any employment agreement (except that agreements with employees that are solely confidentiality agreements shall not be considered employment agreements) or adopted, or amended in any material respect, any collective bargaining agreement or Company Plan, other than in the ordinary course of business consistent with past practice;

          (h) incurred any damage, destruction or similar loss, whether or not covered by insurance, materially affecting the businesses or properties of Company;

          (i) entered into any transaction of a material nature other than in the ordinary course of business consistent with past practice; or

          (j)  changed its accounting methods, principles or practices.

          3.9.  Taxes.  (a)  Company has prepared and timely filed or will
                -----
timely file with the appropriate Governmental Authorities all franchise, income and all other material Tax returns and reports required to be filed for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of Company;

          (b) all material Taxes of Company in respect of the pre-Merger period have been paid in full to the proper authorities, other than such Taxes as are being contested in good faith by appropriate proceedings and/or are adequately reserved for in accordance with generally accepted accounting principles;

          (c) to the best knowledge of Company, no deficiency has been asserted or assessed against Company, and no examination of Company is pending or threatened for any material amount of Tax by any taxing authority;

          (d) no extension of the period for assessment or collection of any material Tax is currently in effect and no extension of time within which to file any material Tax return has been requested, which Tax return has not since been filed;

          (e)  no material Tax liens have been filed with respect to any Taxes;

          (f) Company will not make any voluntary adjustment by reason of a change in their accounting methods for any pre-Merger period that would affect the taxable income or deductions of Company for any period ending after the Effective Date;

          (g) Company has made timely payments of the Taxes required to be deducted and withheld from the wages paid to their employees;

          (h) to the best knowledge of Company, there are no foreign losses as defined in Section 904(f)(2) of the Code; and

          (i) to the best knowledge of Company, there are no transfer pricing agreements made with any taxation authority involving Company.

          3.10.  Material Contracts.  Company has heretofore furnished to Parent
                 ------------------
and Purchaser a complete and correct list as of the date hereof of all agreements, contracts and commitments of the following types, written or oral, to which Company is a party or by which any of its properties is bound as of the date hereof: (a) mortgages, indentures, security agreements and other
               -
agreements and instruments relating to the borrowing of money by or extension of credit to Company; (b) employment and consulting agreements; (c) Company Plans;
                    -                                         -
(d) collective bargaining agreements; (e) material sales agency, manufacturer's
 -                                     -
representatives or distributorship agreements; (f) agreements, orders or
                                                -
commitments for the purchase by Company of raw materials, supplies or finished products exceeding $100,000; (g) agreements, orders or commitments for the sale
                              -
by Company of its products exceeding $250,000; (h) licenses of patent, trademark
                                                -
and other intellectual property rights; (i) agreements or commitments for
                                         -
capital expenditures in excess of $100,000 for any single project (it being warranted that the commitment for all undisclosed contracts for such agreements or commitments does not exceed $500,000 in the aggregate for all projects); (j)
                                                                             -
brokerage or finder's agreements; (k) surety bonds for any single project,
                                   -
foreign exchange contracts and letters of credit, in each case in excess of $250,000; and (l) agreements, contracts and commitments of a type other than
               -
those described in the foregoing clauses (a) through (k) which in any case involve payments or receipts of more than $100,000. Other than for documents that are included in Company's SEC filings, Company has delivered or made available to Parent and Purchaser complete and correct copies of all written agreements, contracts and commitments, together with all amendments thereto, and accurate descriptions of all oral agreements, set forth on such list. Such agreements, contracts and commitments are in full force and effect and, to the best knowledge of Company, all parties thereto have performed all obligations required to be performed by them to date and are not in default in any material respect thereunder. No claim of default by any party has been made or is now pending under any such agreement, contract or commitment, and, to the best knowledge of Company, no event has occurred and is continuing that with notice or the passing of time or both would constitute a material default thereunder or would excuse performance by any party thereto.

          3.11.  Properties.  Company owns and has good and marketable title in
                 ----------
fee to all its assets and properties, tangible or intangible reflected in the Company Interim Financials as owned by it, and valid leasehold interests in all properties reflected in the Company Interim Financials as leased or licensed by it, in each case free and clear of any mortgage, lien, pledge, charge, claim, conditional sales or other agreement, right, easement or encumbrance except (i) to the extent stated or reserved against in the Company
                    -
Interim Financials, (ii) for changes occurring in the ordinary course of
                     --
business consistent with past practice after the date thereof, which do not have, individually or in the aggregate, a Material Adverse Effect, and (iii) for
                                                                        ---
liens for taxes not yet delinquent and such other exceptions which do not materially detract from the value or interfere with the use of the property affected thereby. Company has delivered or made available to Parent and Purchaser complete and correct copies of all leases of real property and material personal property to which it is a party. All such leases are valid, subsisting and effective in accordance with their terms and, to the knowledge of Company, there does not exist thereunder any material default or event or condition which, after notice or lapse of time or both, would constitute a material default thereunder. To the knowledge of Company, all physical properties owned or used by Company and all equipment necessary for the operation of its businesses are in good operating condition.

          3.12.  Litigation.  Except as disclosed in the reports and other
                 ----------
filings referred to in Section 3.7 and except as has been otherwise disclosed by Company to Parent and Purchaser prior to the date hereof, there are no material actions, suits or proceedings or investigations pending or, to the knowledge of Company, threatened against or affecting Company or any property or assets of Company before or by any Governmental Authority. Company is not in default in respect of any judgment, order, writ, injunction or decree of any Governmental Authority.

          3.13.  Permits.  Company has all material permits, licenses, orders
                 -------
and approvals of all Governmental Authorities required for it to conduct its business as presently conducted. All such material permits, licenses, orders and approvals are in full force and effect and, to the knowledge of Company, no suspension or cancellation of any of them is threatened. Subject to obtaining the consents referred to in Section 3.4, none of such permits, licenses, orders or approvals will be adversely affected by the consummation of the transactions contemplated by this Agreement. Company has complied in all material respects with all laws and with the rules and regulations of all Governmental Authorities having authority over it, including, without limitation, agencies concerned with occupational safety, environmental protection and employment practices, and Company has not received notice of violation of any such rules or regulations, corrected or not, within the last three years.

          3.14.  Employee Plans. (a) Schedule 3.14 contains a true and complete
                 --------------
list of all bonus, deferred compensation,
pension, profit-sharing, retirement, insurance, stock purchase, stock option, welfare, severance, hospitalization, insurance or other employee benefit plan (as defined in Section 3(3) of ERISA), whether formal or informal, presently maintained by Company or maintained by it since 1992, or under which Company has, or has had since 1992, any obligation to contribute (collectively, the "Company Plans").
--------------

          (b) For each of the Company Plans, Company has delivered or made available to Parent true and complete copies of (i) the plan document, (ii) any related trust agreements, insurance contracts and other funding agreements,
(iii) the summary plan descriptions, (iv) the most recent Internal Revenue Service determination letter, if any, (v) the most recently filed annual report (Form 5500 Series) and accompanying schedules filed with the Department of Labor or Internal Revenue Service, and (vi) the most recent financial statements, if any.

          (c) Except where the failure of any of the following representations would not result in a Material Adverse Effect:

          (i) Each such Company Plan which is intended to be a "qualified plan" under Section 401(a) of the Code, has received, within the last three years, a favorable determination letter from the IRS. With respect to any Company Plan which has received a currently applicable determination letter, nothing has occurred since the date of such determination letter that would adversely affect the qualification of the Company Plan under
     Section 401(a) of the Code.

          (ii) Company has performed and complied with all of its obligations under or with respect to the Company Plans, and the Company Plans have operated in accordance with their respective terms. All Company Plans have operated in accordance with the applicable requirements of ERISA and the Code and other applicable laws, rules and regulations, and all reports required by any governmental agency with respect to a Company Plan have been timely filed.

          (iii) Neither any of the Company Plans nor any employee benefit plan (as defined in Section 3(3) of ERISA) maintained or contributed to by an ERISA Affiliate (the Company Plans and the employee benefit plans of ERISA Affiliates are collectively referred to as the "Company Group Plans") is
                                                     -------------------
     covered by Title IV of ERISA.

          (iv) No prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) has occurred with respect to any of the Company Group Plans.

          (v) Each Company Plan which constitutes a welfare benefit plan within the meaning of Section 3(1) of ERISA has complied and continues to comply with the health care continuation coverage requirements of section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. Other than the coverage referred to in the immediately preceding sentence, there are no benefits to be provided to current retirees under any of the Company Plans which constitutes a welfare benefit plan.

          (vi) No action, suit or proceeding, hearing, or investigation with respect to the administration or investment of the assets of any Company Group Plan is pending or threatened. None of the senior executive officers of Company has any knowledge of any basis for any such action, suit, proceeding, hearing or investigation.

          (vii) No amount paid or payable (or which may become payable) pursuant to any Company Plan to or for the benefit of any officer, director or employee of Company was or will constitute any excess parachute payment (within the meaning of Section 280G of the Code) as a consequence, direct or indirect, in whole or in part, of the consummation of the transaction contemplated under the Agreement.

          (viii) Company does not have any commitment, whether formal or informal and whether legally binding or not, to create or amend any Company Plan.

          3.15.  Patents, Trademarks, etc.  Company owns, or possess adequate
                 ------------------------
rights to use, all material patents, trade names, trademarks, copyrights, inventions, processes, designs, formulae, trade secrets, knowhow and other intellectual property rights necessary for the conduct of its business, with, to the knowledge of Company, no conflict with or infringement of the asserted rights of others. Company has no knowledge of any infringement by any third party upon any patent, trade name, trademark or copyright owned by Company, and Company has not taken or omitted to take any action which would have the effect of waiving any of its rights thereunder, in each case except where such infringement or waiver would not have a Material Adverse Effect.

          3.16.  Insurance.  Company has heretofore furnished to Parent and
                 ---------
Purchaser a complete and correct list as of the date hereof of all material insurance policies maintained by Company, and has made available to Parent and Purchaser complete and correct copies of all such policies, together with all riders and amendments thereto. All such policies are in full force and effect and all premiums due thereon have been paid to the date hereof. Company has complied in all material respects with the provisions of all such policies.

          3.17.  No Brokers.  All negotiations relating to this Agreement and
                 ----------
the transactions contemplated hereby have been carried on without the intervention of any person (other than Friedman, Billings, Ramsey & Co., Inc.) acting on behalf of Company in such manner as to give rise to any valid claim against Company or Parent or any of Parent's Subsidiaries for any broker's or finder's fee or similar compensation.

         3.18.  Disclosure.  The certificates, statements, and other
                 ----------
information furnished to Parent or Purchaser in writing by or on behalf of Company in connection with the transactions contemplated herein, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for facts or conditions affecting the Internet access industry or the website hosting industry generally, Company knows of no fact or condition which materially adversely affects, or in the future may (so far as Company can now reasonably foresee) materially adversely affect the condition (financial or otherwise), properties, assets, liabilities, business, operations or prospects of Company which has not been set forth herein or disclosed in writing to Parent and Purchaser with reference to this Agreement.

          3.19.  Offer Documents; Schedule 14D-9; Proxy Statement; Other
                 -------------------------------------------------------
Information.  Neither the Schedule 14D-9 nor any information supplied by Company
-----------
for inclusion in the Offer Documents shall, at the respective times the Schedule 14D-9, the Offer Documents or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Neither the proxy statement to be sent to the stockholders of Company in connection with the Stockholders' Meeting (as hereinafter defined) or the information statement to be sent to such stockholders, as appropriate (such proxy statement or information statement, as amended or supplemented, being referred to herein as the "Proxy Statement"),
                                                          ---------------
shall, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of Company, at the time of the Stockholders' Meeting and at the

Effective Time, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders' Meeting which shall have become false or misleading. The Schedule 14D-9 and the Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.


          IV.  REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
               ------------------------------------------------------

          Parent and Purchaser each represent to Company as follows:

          4.1.  Organization and Authorization, etc.  Each of Parent and
                -----------------------------------
Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business, and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership of its properties or both makes such qualification necessary, except where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Each of Parent and Purchaser has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of each of Parent and Purchaser and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser and, assuming this Agreement constitutes the legal, valid and binding Agreement of the other parties hereto, this Agreement constitutes the legal, valid and binding agreement of each of Parent and Purchaser, enforceable against each in accordance with its terms.

          4.2.  Non-Contravention.  The execution and delivery of this Agreement
                -----------------
and the consummation of the transactions contemplated hereby will not (a)
                                                                       -
violate any provision of the Certificate of Incorporation or By-Laws of Parent or any of its Subsidiaries, (b) after giving effect to the to the transactions
                             -
contemplated by Section 6.9, violate any material provision of or result in the breach or the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any material obligation under, any material mortgage, lien, lease, agreement, license, instrument, order, arbitration award, judgment or decree to which Parent or any of its Subsidiaries is a party or by which any of them is bound, (c) result in the creation or imposition of any
                             -
material lien, charge, pledge, security interest or other encumbrance upon any material property of Parent or any of its Subsidiaries or (d) violate or
                                                           -
conflict with any other material restriction or any law, ordinance or rule to which Parent or any of its Subsidiaries, or the property of Parent or any of its Subsidiaries, is subject.

          4.3.  Approvals.  No consent, approval, order or authorization of, or
                ---------
registration, declaration or filing with, any Governmental Authority is required in connection with the execution and delivery of this Agreement by Parent and Purchaser or the consummation by Parent and Purchaser of the transactions contemplated hereby, except for (a) the filing of a Notification and Report Form
                                 -
by Parent under the HSR Act, (b) the filing of the Schedule 14D-1 with the SEC
                              -
and the filing of the Proxy Statement with the SEC, (c) filings and approvals
                                                     -
with the SEC or as required by the securities or blue sky laws of the various states, (d) any necessary filings with and approvals of the FCC and state public
         -
utility commissions or other Governmental Authorities where the operations of Company are subject to their jurisdiction and (e) the filing of a Certificate of
                                               -
Merger with the Secretary of State of the State of Delaware.

          4.4.  No Brokers.  All negotiations relating to this Agreement and the
                ----------
transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of Parent in such manner as to give rise to any valid claim against Parent or Company or any of Parent's Subsidiaries for any broker's or finder's fee or similar compensation other than Bear, Stearns & Co. Inc., whose fees shall be paid by Parent.

          4.5.  Offer Documents; Proxy Statement; Other Information.  The Offer
                ---------------------------------------------------
Documents will not, at the time the Offer Documents are filed with the SEC or are first published, sent or given to stockholders of Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement will not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of Company, at the time of the Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders' Meeting which shall have become false or misleading. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to any information supplied by Company or any of its representatives which is contained in any of the foregoing documents or the Offer Documents. The Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

          4.6.  Solvency.  Parent is not currently insolvent, as such term is
                --------
defined in Title 11 of the United States Bankruptcy Code or any state statute relating to insolvency, and none of the execution and delivery of this Agreement by Parent, the performance of its obligations hereunder or the consummation by Parent of the transactions contemplated hereby will render Parent insolvent or result in Parent being unable to pay its debts as they become due.


                           V.  COVENANTS OF COMPANY
                               --------------------

          5.1.  Conduct of Business.  From the date hereof to the Effective
                -------------------
Time, except with the prior written consent of Parent and Purchaser, Company will:

          (a) carry on its business in, and only in, the ordinary course in substantially the same manner as heretofore and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with customers, suppliers and others having business dealings with it;

          (b) maintain all of its material structures, equipment and other tangible personal property in good repair, order and condition, except for depletion, depreciation, ordinary wear and tear and damage by unavoidable casualty;

          (c) keep in full force and effect insurance comparable in amount and scope of coverage to insurance now carried by it;

          (d) perform in all material respects all of its obligations under agreements, contracts and instruments relating to or affecting its properties, assets and business;

          (e) maintain its books of account and records in the usual, regular and ordinary manner;

          (f) comply in all material respects with all statutes, laws, ordinances, rules and regulations applicable to it and to the conduct of its business;

          (g)  not amend its Certificate of Incorporation or By-Laws;

          (h) not enter into, assume or amend in any material respect any agreement, contract or commitment of the character referred to in clauses
     (a) through (c) of Section 3.10 (except that agreements with employees that are solely confidentiality agreements shall not be considered employment agreements) or, except in the ordinary course of business consistent with past practice, clauses (d) through (l) of such Section;

          (i) not enter into any additional contracts or agreements for network capacity or local transport services which are not terminable by Company, without penalty or other adverse consequence, on not more than 60 days notice;

          (j) not enter into any additional customer contracts or agreements containing rates which are materially different from the rates charged by Company to current customers of similar creditworthiness, ordering similar amounts of services and over a similar term;

          (k) not merge or consolidate with, or agree to merge or consolidate with, or purchase substantially all the assets of, or otherwise acquire any business or any corporation, partnership, association or other business organization or division thereof;

          (l) not purchase for cash and cancel any options outstanding under Company Stock Option Plans or otherwise amend such Plans;

          (m) promptly advise Parent and Purchaser in writing of any materially adverse change in the consolidated financial condition, operations or business of Company;

          (n) not declare or pay dividends (cash or otherwise) or make any distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its outstanding capital stock;

          (o)  not effect any stock split or other reclassification;

          (p) not authorize the creation or issuance of or issue, sell or dispose of, or create any obligation to issue, sell or dispose of, any shares of its capital stock or any securities or obligations convertible into or exchangeable for, any shares of its capital stock (other than pursuant to stock options or warrants heretofore outstanding);

          (q) not issue any press releases without first consulting with Parent regarding any such press release;

          (r) not create, incur, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice under agreements existing on the date hereof and identified in writing to Parent and Purchaser; and

          (s) not enter into any agreement or understanding to do or engage in any of the foregoing.

          Notwithstanding anything to the contrary in this Section 5.1, Company shall be permitted to make payment in full of the automobile loans relating to the two Chevrolet trucks owned by Company and to purchase the 1997 BMW 528I automobile, the Ford Explorer and the two vans, each of which is currently being leased by Company.

          5.2.  Access and Information.  From the date hereof to the Effective
                ----------------------
Time, Company shall give to Parent and Purchaser and their representatives reasonable access during normal business hours to the personnel, properties, books, records, contracts and commitments of Company and will furnish all such information and documents relating to the properties and business of Company as Parent and Purchaser may reasonably request. In the event this Agreement is terminated and the Merger abandoned, Parent and Purchaser will keep confidential any information (unless readily ascertainable from public information or sources or otherwise required by law to be disclosed) obtained from Company in connection with the Merger, will not utilize such information for any purpose and will return to Company all documents, work papers and other written material obtained by Parent and Purchaser from Company.

          5.3.  No Solicitation.  From the date hereof to the Effective Time,
                ---------------
Company shall not, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) any portion of the assets of, or any equity interest in, Company or any business combination (other than private network agreements entered into by Company in the ordinary course of business) with Company (a "Company takeover proposal") or
(b) except to the extent required by fiduciary obligations under applicable law as advised in writing by independent counsel, participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Company shall notify Parent promptly of any Company takeover proposal or any inquiry or contact with any person with respect thereto, that is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the person making such Company takeover proposal or related inquiry or contact and the terms and conditions of such Company takeover proposal or related inquiry or contact. Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which Company is a party.


                          VI.  ADDITIONAL AGREEMENTS
                               ---------------------

          6.1.  Stockholders' Meeting.  (a)  If required by applicable law in
                ---------------------
order to consummate the Merger, Company, acting through the Board, shall, in accordance with applicable law and Company's Certificate of Incorporation and By-laws, (i) duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby (the "Stockholders' Meeting") and (ii) (A)
                                       ---------------------
include in the Proxy Statement the unanimous recommendation of the Board that the stockholders of Company approve and adopt this Agreement and the transactions contemplated hereby and (B) use its reasonable best efforts to obtain such approval and adoption. At the Stockholders' Meeting, Parent and Purchaser shall cause all Shares then owned by them and their Subsidiaries to be voted in favor of the approval and adoption of this Agreement and the transactions contemplated hereby.

          (b) Notwithstanding the foregoing, in the event that Purchaser shall acquire at least 90 percent of the then outstanding Shares, the parties hereto agree, at the request of Purchaser, subject to Article VII, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of Delaware Law, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of Company.

          6.2.  Proxy Statement.  If required by applicable law as soon as
                ---------------
practicable following consummation of the Offer, Company shall file the Proxy Statement with the SEC under the Exchange Act, and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC. Parent, Purchaser and Company shall cooperate with each other in the preparation of the Proxy Statement, and Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between Company or any representative of Company and the SEC. Company shall give Parent and its counsel the opportunity to review the Proxy Statement prior to its being filed with the SEC and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Company, Parent and Purchaser agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders' Meeting at the earliest practicable time.

          6.3.  Compliance with Conditions Precedent, etc. Parent, Purchaser and
                -----------------------------------------
Company will each use commercially reasonable efforts to cause the conditions precedent to the Offer and the Merger set forth in Annex A and in Article VII hereof to be fulfilled and, subject to the terms and conditions herein provided, to take, or cause to be taken, all action, and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger, including without limitation to lift any injunction or remove any other impediment to the consummation of such transactions or the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Company, Parent or Purchaser, as the case may be, shall take all such necessary action.

          6.4.  Certain Notifications.  At all times from the date hereof until
                ---------------------
the Effective Time, each party shall promptly notify the others in writing of the occurrence of any event which will or may result in the failure to satisfy the conditions specified in Annex A or in Article VII.

          6.5.  Adoption by Purchaser.  Parent, as the sole stockholder of
                ---------------------
Purchaser, by executing this Agreement, consents to the adoption of this Agreement by Purchaser and agrees that such consent shall be treated for all purposes as a vote duly adopted at a meeting of the stockholders of Purchaser held for this purpose.

          6.6.  Expenses.  Whether or not the Merger is consummated, all costs
                --------
and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, except that the parties agree that Parent and Company shall share evenly any filing fees required by the HSR Act.

          6.7.  Public Announcements.  Parent and Company shall consult with
                --------------------
each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any transaction contemplated herein and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq National Market to which Parent or Company is a party.

          6.8.  Company Board Representation; Section 14(f).  (a) Promptly upon
                -------------------------------------------
the purchase by Purchaser of Shares pursuant to the Offer or the Stock Purchase Agreement, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such time, Company shall use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of each committee of the Board. Notwithstanding the foregoing, until the earlier of (i) the time Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis and (ii) the Effective Time, Company shall use its reasonable best efforts to ensure that all the members of the Board and each committee of the Board as of the date hereof who are not employees of the Company shall remain members of the Board and of such committees.

          (b) Company shall promptly take all actions required pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Section 6.8 and shall include in the
Schedule 14D-9 such
information with respect to Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations. Parent or Purchaser shall supply to Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

          6.9.  Indebtedness of Company.  Prior to the consummation of the Offer
                -----------------------
by Purchaser (and as a condition thereto), Company shall, if Parent shall have made available a Parent Loan as described below, repay all Indebtedness (as defined in the Parent Indenture) of Company other than Vendor Indebtedness (as defined in the Parent Indenture), it being expressly understood that if Parent shall not have made available to Company a Parent Loan, then the repayment of such Indebtedness shall not be a condition to the consummation of the Offer. To the extent requested by Company, Parent shall make a loan to Company in principal amount sufficient to pay in full (including principal, accrued interest, fees, penalties and other charges) all Indebtedness required to be repaid by Company pursuant to this Section 6.9 (the "Parent Loan"). The Parent
                                                     -----------
Loan shall (i) have a maturity of 180 days, (ii) bear interest at a rate to be negotiated in good faith by the parties taking into account the interest rate that could be obtained by Company on any bank or other financial institution financing and (iii) have such other terms as shall be mutually agreed to by Company and Parent, acting in good faith and a commercially reasonably manner.


                               VII.  CONDITIONS
                                     ----------

          7.1.  Conditions to the Merger.  The obligations of each party to
                ------------------------
effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions:

          (a) the Merger and this Agreement shall have been validly approved and adopted by the affirmative votes of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon;

          (b) all permits, approvals and consents of any Governmental Authority or any other third party necessary or appropriate for consummation of the Merger shall have been obtained, other than consents the failure to obtain which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a material adverse effect on the consummation of the transactions contemplated hereby;

          (c) Purchaser or a permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided,
                                                               --------
     however, that this condition shall not be applicable to the obligations of
     -------
     Parent and Purchaser if, in breach of this Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer;

          (d) no preliminary or permanent injunction or other order of a court or Governmental Authority shall have been issued and be in effect, and no United States federal or state statute, rule or regulation shall have been enacted or promulgated after the date hereof and be in effect, that (i)
                                                                          -
     prohibits the consummation of the Merger or (ii) imposes material
                                                  --
     limitations on the ability of Parent to exercise full rights of ownership of Company's assets or business;

          (e) there shall not be any action or proceeding commenced by or before any Governmental Authority in the United States, or threatened by any Governmental Authority in the United States, that challenges the consummation of the Merger or seeks to impose material limitations on the ability of Parent to exercise full rights of ownership of Company's assets or business, other than any such action or proceeding commenced by a stockholder or stockholders of Parent or Company, either derivatively on behalf of Parent or Company, respectively, or on behalf of such stockholder or stockholders, alleging that the directors or officers of Parent or Company, respectively, have breached their fiduciary duties to stockholders under Delaware law or Parent or Company has failed to make disclosures required to be made under applicable state or federal securities laws, in each case in connection with the transactions contemplated by this Agreement, or making any similar claim; and

          (f) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.


                   VIII.  TERMINATION, AMENDMENT AND WAIVER
                          ---------------------------------

          8.1.  Termination.  This Agreement may be terminated at any time prior
                -----------
to the Effective Time, whether before or after approval by the stockholders of
Company:

          (a) by consent of the Boards of Directors of Company, Parent and Purchaser, except that in the case of termination after the consummation of the Offer, the termination must be consented to by a majority of the independent directors of Company;

          (b) by Parent and Purchaser upon notice to Company if any material default under or material breach of any covenant or agreement in this Agreement by Company shall have occurred and shall not have been cured within ten days after receipt of such notice, or any representation or warranty contained herein on the part of Company shall not have been true and correct in any material respect at and as of the date made;

          (c) by Company upon notice to Parent and Purchaser if any material default under or material breach of any covenant or agreement in this Agreement by Parent or Purchaser shall have occurred and shall not have been cured within ten days after receipt of such notice, or any representation or warranty contained herein on the part of Parent or Purchaser shall not have been true and correct in any material respect at and as of the date made; or

          (d) by Parent and Purchaser, on the one hand, or Company, on the other, upon notice to the other if the Merger shall not have become effective on or before October 31, 1997, unless such date is extended by the consent of the Boards of Directors of Company, Parent and Purchaser evidenced by appropriate resolutions; provided, however, that the right to
                                           --------  -------
     terminate this Agreement under this Section 8.1(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

          (e) by Parent if due solely to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Annex A hereto, Purchaser shall have (i) failed to commence the Offer within 60 days following the date of this Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in this Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in this Agreement;

          (f) by Company, upon approval of the Board, if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A hereto, Purchaser shall have (i) failed to commence the Offer within 60 days following the date of this Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Company to perform in any material respect any material covenant or agreement of it contained in this Agreement or the material breach by Company of any material representation or warranty of it contained in this Agreement;

          (g) by any of Parent, Purchaser and Company if the approval of the stockholders of Company required for consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof;

          (h)  by Parent or Purchaser if Company breaches the provisions of
     Section 5.3; or

          (i) by Parent or Purchaser if, at any time, Company shall have withdrawn or modified in any manner adverse to Parent or Purchaser its approval or recommendation of the Offer, this Agreement or the Merger.

          8.2.  Effect of Termination.  In the event of the termination of this
                ---------------------
Agreement pursuant to the provisions of Section 8.1, the provisions of this Agreement (other than the second sentence of Sections 5.2 and Sections 6.6, 8.2 and 8.3 hereof) shall become void and have no effect, with no liability on the part of any party hereto or its stockholders or directors or officers in respect thereof, except as set forth in Section 8.3, provided that nothing contained
                                             --------
herein shall be deemed to relieve any party of any liability it may have to any other party with respect to a willful breach of its obligations under this Agreement.

          8.3.  Termination Payment.  As compensation for entering into this
                -------------------
Agreement, taking action to consummate the transactions hereunder and incurring the costs and expenses related thereto and other losses and damages, including the foregoing of other opportunities, Company and Parent agree as follows:

          (a) Company shall pay to Parent the sum of $3,794,135 plus all reasonably documented out-of-pocket expenses (including, but not limited to, the reasonable fees and expenses of counsel and its other advisers) of Parent and

     Purchaser incurred in connection with the transactions contemplated by this Agreement (including the preparation and negotiation of this Agreement) ("Parent Expenses") promptly after, but in no event later than two days
       ----------------
     following, whichever of the following first occurs:

               (i) Parent or Purchaser shall have exercised its right to terminate this Agreement pursuant to Sections 8.1(b), 8.1(g), 8.1(h) or 8.1(i) hereof.

               (ii) Parent or Purchaser shall have exercised its right to terminate this Agreement pursuant to Section 8.1(e) hereof, but only because of the failure of one or more of the conditions specified in paragraphs (c), (e), (f), (g) or (j) of Annex A;

               (iii) Company shall have exercised its right to terminate this Agreement pursuant to Section 8.1(g).

               (iv) Any person or group other than Parent or an affiliate thereof, shall have acquired at least 50% of the outstanding shares of Company Common Stock.

          (b) Company shall not be obligated to make any payment pursuant to this Section 8.3, if at the time such payment becomes due Parent or Purchaser is in material breach of its obligations under this Agreement.

          8.4.  Amendment.  This Agreement may be amended by the parties hereto
                ---------
only in a writing signed on behalf of each of them, at any time before or after approval of the Agreement by the stockholders of Company, but after such approval no amendment shall be made which alters the rate at which shares of Company Common Stock shall be converted into Merger Consideration pursuant to
Section 1.6 without the further approval of the stockholders of Company other than Parent.

          8.5.  Waiver.  Any term or provision of this Agreement (other than the
                ------
requirements for approval by the stockholders of Company) may be waived in writing at any time by the party which is, or whose stockholders are, entitled to the benefits thereof.


                            IX.  GENERAL PROVISIONS
                                 ------------------

          9.1.  Definitions.  As used in the Agreement, the following terms
                -----------
have the following respective meanings:

          Board:  as defined in the recitals.
          -----

          Certificate of Merger:  as defined in Section 2.5.
          ---------------------

          Certificates:  as defined in Section 2.8(b).
          ------------

          Code:  as defined in Section 2.9.
          ----

          Company:  as defined in the first paragraph of this Agreement.
          -------

          Company Common Stock:  as defined in the recitals.
          --------------------

          Company Group Plans:  as defined in Section 3.14.
          -------------------

          Company Interim Financials:  as defined in Section 3.6(b).
          --------------------------

          Company Plans:  as defined in Section 3.14.
          -------------

          Company Stock Option Plans:  as defined in Section 2.9.
          --------------------------

          Dissenting Shares:  as defined in Section 2.6(d).
          -----------------

          Effective Time:  as defined in Section 2.5.
          --------------

          ERISA:  the Employee Retirement Income Security Act of 1974, as
          -----
amended.

          ERISA Affiliate:  means an organization that is a member of a
          ---------------
controlled group of organizations within the meaning of Sections 414(b), (c),
(m) or (o) of the Code which includes a particular entity.

          Exchange Act:  as defined in Section 1.2(b).
          ------------

          Exchange Agent:  Continental Stock Transfer & Trust Company or such
          --------------
other a bank or trust company to be designated by Parent prior to the Effective Time to act as exchange agent.

          FCC:  the Federal Communications Commission.
          ---

          GCL:  as defined in the recitals.
          ---

          Governmental Authority:  means any United States federal, state or
          ----------------------
local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body.

          HSR Act:  as defined in Section 3.4.
          -------

          Material Adverse Effect: any change or effect that, individually or in
          -----------------------
the aggregate with all other changes or effects, is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Company, when used with respect to Company, or of Parent and its Subsidiaries, taken as a whole, when used with respect to Parent.

          Merger:  as defined in the recitals.
          ------

          Merger Consideration:  as defined in Section 2.6(a).
          --------------------

          Minimum Condition:  as defined in Section 1.1(a).
          -----------------

          Offer:  as defined in the recitals.
          -----

          Offer Documents:  as defined in Section 1.1(b).
          ---------------

          Offer to Purchase:  as defined in Section 1.1(b).
          -----------------

          Parent:  as defined in the first paragraph of this Agreement.
          ------

          Parent Common Stock:  the Common Stock of Parent, par value $.01 per
          -------------------
share.

          Parent Indenture:  The Indenture, dated as of June 2, 1995 and amended
          ----------------
and restated as of April 26, 1996, between Parent and SunTrust Bank, Central Florida, National Association (as trustee), relating to the 13 1/2% Senior Notes Due 2005 of Parent.

          Per Share Amount:  as defined in the recitals.
          ----------------

          Person:  an individual, partnership, joint venture, corporation,
          ------
trust, unincorporated organization and a government or any department or agency thereof.

          Proxy Statement:  as defined in Section 3.20.
          ---------------

          Purchaser:  as defined in the first paragraph of this Agreement.
          ---------

          SEC:  as defined in Section 1.1(b).
          ---

          Shares:  as defined in the recitals.
          ------

          Schedule 14D-1:  as defined in Section 1.1(b).
          --------------

          Schedule 14D-9:  as defined in Section 1.2(b).
          --------------

          Stockholders' Meeting:  as defined in Section 6.1.
          ---------------------

          Stock Purchase Agreement:  as defined in the recitals.
          ------------------------

          Subsidiary:  with respect to any Person, any corporation or other
          ----------
business entity, a majority (by number of votes) of the shares of capital stock (or other voting interests) of which at the time outstanding is owned by such Person directly or indirectly through Subsidiaries.

          Surviving Corporation:  as defined in Section 2.1.
          ---------------------

          Tax or Taxes:  means all federal, state, local and foreign taxes,
          ---    -----
duties, levies, governmental charges and assessments of any nature, including employment taxes and deductibles relating to wages, salaries and benefits and payments to subcontractors (to the extent required under applicable Tax law), and also including all interest, penalties and additions imposed with respect to such amounts.

          9.2.  Non-Survival of Representations, Warranties and Agreements.  No
                ----------------------------------------------------------
representations, warranties or agreements in this Agreement or in any instrument delivered by Parent, Purchaser or Company pursuant to this Agreement shall survive the Merger.

          9.3.  Notices.  All notices, requests, claims, demands and other
                -------
communications hereunder shall be in writing and shall be deemed given if delivered personally or by fax or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          if to Parent or Purchaser, a copy to:

               Intermedia Communications Inc.
               3625 Queen Palm Drive
               Tampa, Florida 33619
               Attention: Chief Financial Officer
               Telecopy: (813) 829-2470

          and

               Kronish, Lieb, Weiner & Hellman LLP
               1114 Avenue of the Americas
               New York, NY 10036
               Attention:  Ralph J. Sutcliffe, Esq.
               Telecopy: (212) 479-6275

          if to Company, a copy to:

               Digex, Incorporated
               One Digex Plaza
               Beltsville, Maryland 20705
               Attention: Chief Executive Officer
               Telecopy: (301) 847-5017
          and

               Latham & Watkins
               1001 Pennsylvania Avenue, N.W.
               Suite 1300
               Washington, D.C. 20004
               Attention: James F. Rogers, Esq.
               Telecopy: (202) 637-2201

          9.4.  Severability.  If any term or other provision of this Agreement
                ------------
is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated thereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement including the Merger, be consummated as originally contemplated to the fullest extent possible.

          9.5.  Miscellaneous.  This Agreement (including the exhibits,
                -------------
documents and instruments referred to herein or therein) (a) constitute the
                                                          -
entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof; (b) are not intended to confer upon any other
                                    -
person other than the parties hereto any rights or remedies hereunder; (c) shall
                                                                        -
not be assigned by operation of law or otherwise, except that each of Parent and Purchaser may assign its rights and obligations hereunder without the consent of Company to one or more direct or indirect Subsidiaries of Parent (it being recognized that such an assignment shall not release or discharge the assignor from its obligations under this Agreement); and (d) shall be governed in all
                                                 -
respects, including validity, interpretation and effect, by the laws of the State of Delaware. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed in two or more counterparts which together shall constitute a single instrument.

          9.6.  Specific Performance.  The parties agree that due to the unique
                --------------------
subject matter of this transaction, monetary damages will be insufficient to compensate the non-breaching party in the event of a breach of any part of this Agreement. Accordingly, the parties agree that the non-breaching party shall be entitled (without prejudice to any other right or remedy to which it may be entitled) to an appropriate decree of specific performance, or an injunction restraining any violation of this Agreement or other equitable remedies to enforce this Agreement (without establishing the likelihood of irreparable injury or posting bond or other security), and the breaching party waives in any action or proceeding brought to enforce this Agreement the defense that there exists an adequate remedy at law.

          9.7.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY WAIVES
                ---------------------
TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY OR AGAINST IT ON ANY MATTERS WHATSOEVER, IN CONTRACT OR IN TORT, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.


                  [Remainder of Page Intentionally Left Blank]

          IN WITNESS WHEREOF, Parent, Purchaser and Company have caused this Agreement to be executed by their respective duly authorized officers on the date first above written.


                                      INTERMEDIA COMMUNICATIONS INC.


                                      By:  /s/  Robert M. Manning
                                         ---------------------------------
                                         Name:  Robert M. Manning
                                         Title: Senior Vice President and
                                                Chief Financial Officer


                                      DAYLIGHT ACQUISITION CORP.


                                      By:  /s/  Robert M. Manning
                                         --------------------------------
                                         Name:  Robert M. Manning
                                         Title: President


                                      DIGEX, INCORPORATED


                                      By:  /s/  Christopher R. McCleary
                                         ---------------------------------
                                         Name:  Christopher R. McCleary
                                         Title: President and Chief
                                                Executive Officer

                                                                         ANNEX A
                                                                         -------

                            Conditions to the Offer
                            -----------------------

          Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, or (iii) at any time on or after the date of this Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

          (a) there shall have been instituted or be pending any action or proceeding before any court or governmental, administrative or regulatory authority or agency, domestic or foreign, (i) that would reasonably be expected to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, Purchaser or any other affiliate of Parent, the purchase of Shares pursuant to the Stock Purchase Agreement, or the consummation of any other transaction contemplated by the Agreement, or that would reasonably be expected to result in material damages in connection with any transaction contemplated by the Agreement;
     (ii) that would reasonably be expected to prohibit or limit materially the ownership or operation by Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of Company, or to compel Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Company, Parent or any of their subsidiaries, as a result of the transactions contemplated by the Agreement; (iii) that would reasonably be expected to impose or confirm limitations on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer, the Stock Purchase Agreement or otherwise on all matters properly presented to Company's stockholders, including, without limitation, the approval and adoption of this Agreement and the transactions contemplated hereby; (iv) that would reasonably be expected to require divestiture by

     Parent, Purchaser or any other affiliate of Parent of any Shares; or (v) which otherwise is a Material Adverse Change (as defined below);

          (b) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, Company or any subsidiary or affiliate of Parent or Company or (ii) any transaction contemplated by the Agreement, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer, the Stock Purchase Agreement or the Merger, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) there shall have occurred any change, condition, event or development that is a Material Adverse Change. For purposes of this Annex A, "Material Adverse Change" means any change or effect that, individually or in the aggregate with all other changes or effects, is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Company, except for changes or effects that result primarily from the Offer, the contemplated Merger or the contemplated control of Company by Parent, including any action or inaction by any employee (other than a senior executive officer or director) of Company or any other third party primarily due to the Offer, the contemplated Merger or the contemplated control of Company by Parent;

          (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the Nasdaq Stock Market for more than one trading day, (ii) any decline, measured from the date hereof, in the Standard & Poor's 500 Index by an amount in excess of 25%,
     (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any direct material limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on the extension of credit by banks or other lending institutions, (v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

          (e) (i) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
     Act) of 30% or more of the then outstanding Shares has been acquired by any person other than Parent or any of its affiliates or other than those persons executing the Stock Purchase Agreement or (ii) (A) the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger, (B) any corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving Company or (C) the Board or any committee thereof shall have resolved to do any of the foregoing;

          (f) any representation or warranty of Company in the Merger Agreement which is qualified as to materiality shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of this Agreement (other than representations or warranties made as of a specific date, which shall only be made as of such date); provided, that for purposes of this
                                          --------
     paragraph (f), the term "Material Adverse Change" shall be substituted for the term "Material Adverse Effect" in all representations and warranties containing such term which are deemed to be made after the date of this Agreement by virtue of this paragraph (f), and Company shall not have delivered to Parent a certificate of Company to such effect signed by a duly authorized officer thereof and dated as of the date on which Parent shall first accept Shares for payment;

          (g) Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Company to be performed or complied with by it under the Merger Agreement and, in the case of failures to perform any agreement or covenant of Company pursuant to Sections 5.1 (b), (c), (d) and (f) of the Merger Agreement, such failure to perform would reasonably be expected to have a Material Adverse Change;

          (h) the Merger Agreement shall have been terminated in accordance with its terms;

          (i) Purchaser and Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

          (j) any holder of options to purchase shares of Company Common Stock (other than Clyde Heintzelman) whose options vest on a change of control shall have failed to waive the vesting of such options upon a change of control of Company;

which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

          The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

                                                                 EXHIBIT 99.(c)2

                                                                  EXECUTION COPY

                            STOCK PURCHASE AGREEMENT


     STOCK PURCHASE AGREEMENT, dated as of June 4, 1997 (this "Agreement"), among INTERMEDIA COMMUNICATIONS INC., a Delaware corporation ("Purchaser"), and
                                                               ---------
the individuals and entities whose names and addresses are set forth at the foot of this Agreement (collectively, the "Stockholders", and each, individually, a
                                      ------------
"Stockholder"), it being understood that the Stockholders are executing this
------------
Agreement in their capacity as stockholders of the Company (as defined below) and not in their capacity as directors and officers of the Company.

     WHEREAS, Purchaser and its wholly owned subsidiary, Daylight Acquisition Corp. (the "Subsidiary"), propose to enter into an Agreement and Plan of Merger,
            ----------
dated as of the date hereof (the "Merger Agreement"), with DIGEX, Incorporated,
                                  ----------------
a Delaware corporation (the "Company"), which Merger Agreement provides, among
                             -------
other things, for the acquisition of the Company by Subsidiary through (i) a tender offer (the "Offer") for any and all shares of Common Stock of the
                   -----
Company, par value $.01 per share ("Company Common Stock") for $13.00 per share
                                    --------------------
(the "Per Share Amount") and (ii) the second step merger pursuant to which
      ----------------
Subsidiary will merge with and into the Company (the "Merger") and all
                                                      ------
outstanding shares of Company Common Stock other than shares held by Purchaser and Subsidiary will be converted into the right to receive not less than the Per Share Amount in cash; and

     WHEREAS, as of the date hereof, the Stockholders own (both beneficially and of record) the number of shares of Company Common Stock set forth opposite their respective names at the foot of this Agreement; and

     WHEREAS, as a condition to the willingness of Purchaser and the Subsidiary to enter into the Merger Agreement, Purchaser and the Subsidiary have required that the Stockholders agree, and in order to induce Purchaser and the Subsidiary to enter into the Merger Agreement, the Stockholders have agreed, to enter into this Agreement governing the voting and disposition of the shares of Company Common Stock now owned and which may hereafter be acquired by any of the Stockholders (the "Shares").
                   ------

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.  Tender of Shares Pursuant to the Offer.  Each Stockholder hereby
    --------------------------------------
    irrevocably agrees to tender and sell (and not withdraw), pursuant to and in accordance with the terms of the Offer as amended from time to time, all of such Stockholder's Shares (provided, that the consideration offered in any
                               --------
    such amendment is in cash and in an amount equal to the Per Share Amount).

2.  Grant of Option.  Each Stockholder hereby grants to Purchaser an exclusive
    ---------------
    and irrevocable option (each an "Option", and together the "Options") to
                                     ------                     -------
    purchase from such Stockholder any and all Shares held by such Stockholder (the "Option Shares") at a price equal to the Per Share Amount per Option
          -------------
    Share. Purchaser may assign to any subsidiary or affiliate of Purchaser (including Subsidiary) the right to exercise the Option. Each Option may be exercised individually from each Stockholder, in whole or in part, at any time or from time to time, on or after the date hereof and prior to the Termination Date (as defined below). No Stockholder shall, prior to the termination of the Option, take, or refrain from taking, any action which would have the effect of preventing or disabling such Stockholder from delivering the Option Shares or otherwise performing its obligations under this Agreement. In the event Purchaser wishes to purchase any Option Shares from any Stockholder, the following procedures shall be followed:

    (a) Purchaser shall send a written notice to such Stockholder specifying the number of Option Shares Purchaser will purchase and the place and date (on or before the later of ten business days from the date such notice is mailed and the date of expiration or termination of any applicable waiting period under Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act")) of closing of such
                                                  -------
         purchase. If such closing is to occur sooner than two business days from the date such notice is mailed, notice shall also be given at the time such written notice is given by telephone or telecopy.

    (b) At the closing of such purchase, (i) Purchaser (or any affiliate or subsidiary of Purchaser) shall pay to such Stockholder the aggregate price for the Option Shares so purchased by certified or cashier's check or wire transfer of immediately available funds and (ii) such Stockholder shall deliver to Purchaser (or, at the option of Purchaser, an affiliate or subsidiary of

         Purchaser) a certificate or certificates, duly endorsed in blank or accompanied by stock powers duly executed in blank, representing the number of Option Shares purchased.

3.  Voting of Shares.  Each Stockholder shall, until the Termination Date, cause
    ----------------
    the Shares owned by such Stockholder to be voted at any meeting of the stockholders of the Company or in any consent in lieu of such a meeting in favor of the consummation of the transactions contemplated by the Merger Agreement, against any transactions inconsistent therewith, and as otherwise reasonably requested by Purchaser in order to carry out the purposes of the Merger Agreement. For the purposes of this Agreement, "Termination Date"
                                                           ----------------
    shall mean the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time (as defined in the Merger Agreement), and (iii) the termination of this Agreement by the mutual written agreement of the parties hereto or pursuant to the terms of Section 10 of this Agreement.

4.  Irrevocable Proxy.  Each Stockholder hereby irrevocably appoints Purchaser,
    -----------------
    until the Termination Date, as its attorney and proxy pursuant to the provisions of Section 212 of the General Corporation Law of the State of Delaware, with full power of substitution, to vote and take other actions (by written consent or otherwise) in favor of the consummation of the transactions contemplated by the Merger Agreement, against any transactions inconsistent therewith, and as otherwise reasonably required in order to carry out the purposes of the Merger Agreement, with respect to the Shares (and all other securities issued to the Stockholder in respect of the Shares) which each Stockholder is entitled to vote at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or in respect of any consent in lieu of any such meeting or otherwise. This proxy and power of attorney is irrevocable and coupled with an interest in favor of Purchaser. Each Stockholder hereby revokes all other proxies and powers of attorney with respect to the Shares (and all other securities issued to the Stockholder in respect of the Shares) which it may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Stockholder with respect thereto.

5.  No Disposition or Encumbrance of Shares.  Each Stockholder hereby covenants
    -------------------------------------
    and agrees that, until the expiration of the Options as provided in Section 2 of this Agreement, except as contemplated by this Agreement, the Stockholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on the Stockholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares.

6.  No Solicitation of Transactions.  Each Stockholder shall not, directly or
    -------------------------------
    indirectly, through any agent or representative or otherwise, (i) solicit, initiate or encourage the submission of any proposal or offer from any individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934 as amended), trust, association or entity or government, political subdivision, agency or instrumentality of a government (collectively, other than Purchaser and any affiliate of Purchaser, a "Person") relating to (a) any acquisition or purchase of all or
                  ------
    any of the Shares or (b) any acquisition or purchase of all or any portion of the assets of, or any equity interest in, the Company or any subsidiary of the Company or any business combination with the Company or any subsidiary of the Company or (ii) participate in any negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate or facilitate or encourage, any effort or attempt by any Person to do or seek any of the foregoing. Each Stockholder immediately shall cease and cause to be terminated all existing discussions or negotiations of the Stockholder and its agents or other representatives with any Person conducted heretofore with respect to any of the foregoing. Each Stockholder shall notify Purchaser promptly if any such proposal or offer, or any inquiry or contact with any Person with respect thereto, is made and shall, in any such notice to Purchaser, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. The provisions of this Section 4 shall not apply to or restrict any action that may be taken by the Stockholder in its capacity as an officer or director of the Company.

7.  Legend on Certificates.  The certificate(s) evidencing the Shares shall be
    ----------------------
    endorsed with a restrictive legend substantially as follows:

         The shares evidenced by this certificate are subject to a stock purchase agreement dated as of June 4, 1997 between the registered holder hereof and Intermedia Communications Inc., a copy of which is on file at the principal office of the Company. The holder of this certificate, by his acceptance hereof, agrees to be bound by all the terms of such agreement, as the same is in effect from time to time.

8.  Representations and Warranties of the Stockholders. Each Stockholder hereby
    --------------------------------------------------
    severally represents and warrants with respect to itself and its ownership of the Shares to Purchaser and the Subsidiary as follows:

    (a)  Authority Relative to this Agreement.  The Stockholder has all
         ------------------------------------
         necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally.

    (b)  No Conflict.  The execution and delivery of this Agreement by the
         -----------
         Stockholder does not, and the performance of this Agreement by the Stockholder will not, (i) require any consent, approval, authorization or permit of, or filing with or notification to (other than pursuant to the HSR Act and the Securities Exchange Act of 1934, as amended), any governmental or regulatory authority, domestic or foreign, (ii) conflict with or violate the Certificate of Incorporation or By-laws of the Stockholder, (iii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or by which any property or asset of the Stockholder is bound, or (iv) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance of any nature whatsoever on any property or asset of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any property or asset of the Stockholder is bound.

    (c)  Title to the Shares.  The Shares owned by the Stockholder (as set
         -------------------
         forth on the signature pages hereto) are all the equity securities of the Company owned, either of record or beneficially, by the Stockholder. The Stockholder owns all such Shares free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Stockholder's voting rights, charges and other encumbrances of any nature whatsoever, and, except as provided in this Agreement, the Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares.

    (d)  Brokers.  Other than Friedman, Billings, Ramsey & Co., Inc., no
         -------
         broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

9.  Representations and Warranties of Purchaser.  Purchaser hereby represents
    -------------------------------------------
    and warrants to the Stockholders as follows:

    (a) Purchaser has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of Purchaser, enforceable against the Purchaser in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally.

    (b)  No Conflict.  The execution and delivery of this Agreement by
         -----------
         Purchaser does not, and the performance of this Agreement by Purchaser will not, (i) require any consent, approval, authorization or permit of, or filing with or notification to (other than pursuant to the HSR Act and the Securities Exchange Act of 1934, as amended), any governmental or regulatory authority, domestic or foreign, (ii) conflict with or violate the Certificate of Incorporation or By-laws of Purchaser, (iii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Purchaser or by which any property or asset of Purchaser is bound, or (iv) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance of any nature whatsoever on any property or asset of Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Purchaser is a party or by which Purchaser or any property or asset of Purchaser is bound.

    (c)  Brokers.  Other than Bear, Stearns & Co., Inc., no broker, finder or
         -------
         investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser.

10. Termination of Agreement.  Purchaser reserves the right in its sole
    ------------------------
    discretion at any time hereafter to terminate this Agreement, the Options and all irrevocable proxies granted to it hereunder.

11. Miscellaneous.
    -------------

    (a)  Expenses.  Except as otherwise provided herein or in the Merger
         --------
         Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

    (b)  Further Assurances.  Purchaser and the Stockholders will execute and
         ------------------
         deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

    (c)  Specific Performance.  The parties hereto agree that irreparable
         --------------------
         damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they may be entitled at law or in equity.

    (d)  Entire Agreement.  This Agreement constitutes the entire agreement
         ----------------
         between Purchaser and the Stockholders with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between Purchaser and the Stockholders with respect to the subject matter hereof.

    (e)  Assignment.  This Agreement shall not be assigned by operation of law
         ----------
         or otherwise, except that Purchaser may assign all or any of its rights and obligations hereunder to any affiliate of Purchaser, provided that no such assignment shall relieve Purchaser of its obligations hereunder if such assignee does not perform such obligations.

    (f)  Obligations of Successors; Parties in Interest. This Agreement shall
         ----------------------------------------------
         be binding upon, inure solely to the benefit of, and be enforceable by, the successors and permitted assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

    (g)  Amendment; Waiver.  This Agreement may not be amended or changed
         -----------------
         except by an instrument in writing signed by the parties hereto. Any party hereto may (i) extend the time for the performance of any obligation or other act of the other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

    (h)  Severability.  The invalidity or unenforceability of any provision of
         ------------
         this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

    (i)  Notices.  All notices, requests, claims, demands and other
         -------
         communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8(i)):

    if to Purchaser:

         Intermedia Communications Inc.
         3625 Queen Palm Drive
         Tampa, FL 33619
         Attention: Chief Financial Officer
         Telecopy: (813) 829-2470

    with a copy to:

         Kronish, Lieb, Weiner & Hellman LLP
         1114 Avenue of the Americas
         New York, New York 10036
         Attention: Ralph J. Sutcliffe, Esq.
         Telecopy:  (212) 997-3527


    if to any Stockholder:

         at the respective addresses of such Stockholder set forth at the foot of this Agreement

    (j)  Governing Law.  This Agreement shall be governed by, and construed in
         -------------
         accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

    (k)  Headings.  The descriptive headings contained in this Agreement are
         --------
         included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

    (l)  Parties in Interest.  This Agreement shall be binding upon and inure
         -------------------
         solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

    (m)  Counterparts.  This Agreement may be executed in one or more
         ------------
         counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    (n)  WAIVER OF JURY TRIAL.  EACH PARTY HERETO WAIVES ANY RIGHT IT MIGHT
         --------------------
         HAVE TO A JURY TRIAL OF ANY DISPUTE ARISING IN CONNECTION WITH THIS AGREEMENT.

     IN WITNESS WHEREOF, Purchaser has caused this Agreement to be executed by its officers thereunto duly authorized and the Stockholders have duly executed this Agreement, as of the date first written above.


PURCHASER:
---------


INTERMEDIA COMMUNICATIONS INC.


By:  /s/  Robert M. Manning
   -------------------------
   Name:  Robert M. Manning
   Title: Senior Vice President and
          Chief Financial Officer

SHAREHOLDERS:                            NUMBER OF SHARES OWNED:
------------                             -----------------------
GROTECH PARTNERS IV, L.P.                      1,438,361
                                             -------------
By: GROTECH CAPITAL GROUP IV, LLC
    General Partner


By:  /s/  Frank A. Adams
   -------------------------------
   Name:  Frank A. Adams
   Title: President & CEO
Address:  9690 Deereco Road
          Timonium, MD 21093
Telecopy: 410-560-1910


GROTECH PARTNERS III, L.P.                       229,050
                                             -------------
By: Grotech Capital Group, Inc.
    General Partner


By:  /s/  Frank A. Adams
   -------------------------------
   Name:  Frank A. Adams
   Title: President & CEO
Address:  9690 Deereco Road
          Timonium, MD 21093
Telecopy: 410-560-1910

                    [Signature Pages Continue on Next Page]

GROTECH III COMPANION FUND, L.P.                  24,952
                                             -------------
By: Grotech Capital Group, Inc.
    General Partner


By:  /s/  Frank A. Adams
   -------------------------------
   Name:  Frank A. Adams
   Title: President & CEO
Address:  9690 Deereco Road
          Timonium, MD 21093
Telecopy: 410-560-1910


GROTECH III PENNSYLVANIA FUND, L.P.               14,228
                                             -------------
By: Grotech Capital Group, Inc.
    General Partner


By:  /s/  Frank A. Adams
   -------------------------------
   Name:  Frank A. Adams
   Title: President & CEO
Address:  9690 Deereco Road
          Timonium, MD 21093
Telecopy: 410-560-1910


VENROCK ASSOCIATES                               794,229
                                             -------------

By:  /s/  Ray A. Rothrock
   -------------------------------
   Name:  Ray A. Rothrock
   Title: General Partner
Address:  30 Rockefeller Plaza, Room 5508
          New York, New York 10112
Telecopy: 212-649-5788 (F)
          212-649-5786 (P)

                    [Signature Pages Continue on Next Page]

VENROCK ASSOCIATES II, L.P.                      382,051
                                             -------------

By:  /s/  Ray A. Rothrock
   -------------------------------
   Name:  Ray A. Rothrock
   Title: General Partner
Address:  30 Rockefeller Plaza, Room 5508
          New York, New York 10112
Telecopy: 212-649-5788 (F)
          212-649-5786 (P)


SOUTHERN VENTURE FUND II, L.P.                   840,198
                                             -------------

By:  /s/  William F. Earthman III
   -------------------------------
   Name:  William F. Earthman III
   Title: General Partner
Address:  310 25th Avenue N.
          Nashville, TN 37205
Telecopy: 615-329-9237


BLUE CHIP CAPITAL FUND LIMITED                   429,285
PARTNERSHIP                                  -------------

By: BLUE CHIP VENTURE COMPANY
    General Partner


By:  /s/  John H. Wyant
   -------------------------------
   Name:  John H. Wyant
   Title: President
Address:  2000 PNC Court
          Cincinatti, OH 45208
Telecopy: 513-723-2306


DIGEX INVESTORS, LTD.                            107,321
                                             -------------

By:  /s/  Stephen E. Kaufman
   -------------------------------
   Name:  Stephen E. Kaufman
   Title: President
Address:  441 Vine Street, Suite 3900
          Cincinatti, OH 45202
Telecopy: 513-381-8808

                    [Signature Pages Continue on Next Page]

DOUGLAS E. HUMPHREY                              970,744
                                             -------------
     /s/  Douglas E. Humphrey
   -------------------------------
Address:  308 Montgomery Street
          Laurel, MD 20707
Telecopy: 410-792-2985 (F)
          301-598-8723 (P)


MICHAEL T. DOUGHNEY                              647,163
                                             -------------


     /s/  Michael T. Doughney
   -------------------------------
Address:  One Digex Plaza
          Beltsville, MD 20705
Telecopy: 301-419-5017